As filed with the Securities and Exchange Commission on January 9, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PIEDMONT NATURAL GAS COMPANY, INC.

(Exact name of registrant as specified in its charter)

NORTH CAROLINA	56-0556998
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1915 REXFORD ROAD

CHARLOTTE, NORTH CAROLINA 28211

(704) 364-3120

(Name, address, including zip code, and telephone number, including area code, of agent for service)

MARTIN C. RUEGSEGGER

VICE PRESIDENT, CORPORATE COUNSEL AND SECRETARY

PIEDMONT NATURAL GAS COMPANY, INC.

1915 REXFORD ROAD

CHARLOTTE, NC 28211

(704) 731-4202

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate Date of Commencement of Proposed Sale to the Public:  From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☒

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (3)	Proposed maximum aggregate offering price (3)	Amount of registration fee (3)

Common Stock, no par value per share (1)(2)	2,000,000	$42.63	$85,260,000	$6897.53

(1)	Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus included in this registration statement also relates to the registrant’s Registration Statement No. 333-86263, and as of December 1, 2003, 78,768 shares of the registrant’s Common Stock remain for sale thereunder. This registration statement and the registration statement amended hereby are collectively referred to herein as the “Registration Statement.”
(2)	Includes preferred stock purchase rights under the Rights Agreement between Piedmont Natural Gas Company, Inc. and American Stock Transfer & Trust Company, Inc., dated December 18, 2003.
(3)	The shares are to be offered at prices not presently determinable. The fee is calculated upon the basis of the average of the high and low sales prices on the New York Stock Exchange on January 7, 2004, pursuant to Rule 457(c). The average of the high and low sales prices on such date was $42.63.

PROSPECTUS

PIEDMONT NATURAL GAS COMPANY, INC.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Piedmont Natural Gas Company, Inc., hereby offers to potential investors the opportunity to purchase shares of our Common Stock, no par value per share, under the Dividend Reinvestment and Stock Purchase Plan. Furthermore, holders of Common Stock are offered the opportunity to purchase additional shares of Common Stock under the Plan by having their cash dividends automatically reinvested and by making cash payments. No brokerage commissions, fees or service charges are paid by Initial Investors of Common Stock or Participants in the Plan in connection with purchases of shares of Common Stock for their accounts under the Plan. Investors may not invest more than $120,000 per calendar year.

Initial Investors may purchase shares of Common Stock by making cash payments of not less than $250 or more than $120,000. Participants may purchase additional shares of Common Stock by having all or part of the cash dividends on their shares of Common Stock automatically reinvested and by making optional cash payments of not less than $25 per payment or more than $120,000 per calendar year.

The price per share acquired under the Plan with reinvested dividends is 95% of the mean of the high and low sales prices of the Common Stock reflected in the New York Stock Exchange Composite Transactions on the pertinent dividend payment date. The price per share acquired under the Plan by Initial Investors and Participants with cash payments is 100% of the mean of the high and low sales prices reflected in the NYSE Composite Transactions on the weekly investment date. Both the dividend payment date and the weekly investment date are referred to as the “Investment Date.”

Initial Investors or current shareholders who do not presently participate in the Plan may become Participants by completing an Authorization Card and returning it to American Stock Transfer & Trust Company (the “Trustee”). Shareholders who do not wish to participate in the Plan need do nothing and will continue to receive their cash dividends, if and when declared, as usual. Shareholders who presently participate in the Plan do not need to take any further action to continue participation in the Plan.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is January 9, 2004.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act. You may read and copy this information at, and you may also obtain copies of this information by mail from, the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

The SEC also maintains an Internet World Wide Web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is http://www.sec.gov. You can also obtain additional information about us at our web site: http://www.piedmontng.com. Information on our website is not part of this prospectus.

Our common stock is listed on the New York Stock Exchange, and you can inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed with the SEC two registration statements on Form S-3 that cumulatively register the securities we are offering. The registration statements, including the attached exhibits and schedules, contain additional relevant information about us and the securities offered. The rules and regulations of the SEC allow us to omit certain information included in the registration statements from this prospectus. The excluded information includes (a) the cover page to the registration statements, (b) information regarding the estimated expenses of issuing and distributing the securities, (c) information regarding certain indemnification of directors and officers permitted by North Carolina law and set forth in our Articles of Incorporation, as amended, our By-Laws, as amended, and in the forms of Underwriting Agreements, (d) certain undertakings that are applicable to this offering and (e) the exhibits attached to the registration statement.

Incorporation of Certain Documents by Reference

The SEC allows us to “incorporate by reference” information into this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document or is included in a subsequently filed document that also incorporated by reference.

This prospectus includes by reference the following documents that we have previously filed with the SEC and that we have not included or delivered with this document:

•	our Annual Report on Form 10-K (as amended) (SEC File No. 001-06196) for the year ended October 31, 2002,

•	our Quarterly Reports on Form 10-Q (SEC File No. 001-06196) for the quarters ended January 31, 2003, April 30, 2003 and July 31, 2003, and

•	Our Current Reports on Form 8-K (SEC File No. 001-06196) filed with the SEC on November 6, 2002, December 23, 2002, January 8, 2003, February 28, 2003, May 30, 2003, June 13, 2003, June 27, 2003, August 22, 2003, September 5, 2003, October 9, 2003, October 31, 2003, November 6, 2003, November 7, 2003, December 15, 2003, December 17, 2003, December 23, 2003, and December 30, 2003.

These documents contain important information about us, our common stock, our debt securities and our financial condition.

We incorporate by reference additional documents that we may file with the SEC between the date of this prospectus and the date of the closing of each offering. These documents include periodic reports, such as Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements.

You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address or telephone number:

Piedmont Natural Gas Company, Inc.

Vice President, Corporate Counsel and Secretary

P. O. Box 33068

Charlotte, North Carolina 28233-3068

(704) 731-4202 or (800) 752-7508, Ext. 4202

FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus and the documents that we incorporate by reference that constitute forward-looking statements concerning, among others, plans, objectives, strategy proposed capital expenditures and future events or performance. Our statements reflect our current expectations and involve a number of risks and uncertainties. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those suggested by the forward-looking statements. Important factors that could cause actual results to differ include:

•	Regulatory issues, including those that affect allowed rates of return, terms and conditions of service, rate structures and financings. We are impacted by regulation of the North Carolina Utilities Commission (NCUC), the Public Service Commission of South Carolina (PSCSC) and the Tennessee Regulatory Authority (TRA). In addition, we purchase natural gas transportation and storage services from interstate and intrastate pipeline companies whose rates and services are regulated by the Federal Energy Regulatory Commission (FERC) and the NCUC, respectively.

•	Residential, commercial and industrial growth in our service areas. The ability to grow our customer base and the pace of that growth are impacted by general business and economic conditions such as interest rates, inflation, fluctuations in the capital markets and the overall strength of the economy in our service areas and the country.

•	Deregulation, unanticipated impacts of restructuring and competition in the energy industry. We face competition from electric companies and energy marketing and trading companies. As a result of deregulation, we expect this highly competitive environment to continue.

•	The potential loss of large-volume industrial customers due to alternate fuels or to bypass or the shift by such customers to special competitive contracts at lower per-unit margins.

•	Regulatory issues, customer growth, deregulation, economic and capital market conditions, the costs and availability of natural gas and weather conditions can impact our ability to meet internal performance goals.

•	The capital-intensive nature of our business. In order to maintain our historic growth, we must construct additions to our natural gas distribution system each year. The cost of this construction may be affected by the cost of obtaining governmental approvals, development project delays or changes in project costs. Weather, general economic conditions and the cost of funds to finance our capital projects can materially alter the cost of a project. Our cash flows are not adequate to finance the cost of this construction. As a result, we must fund a portion of our cash needs through borrowings and the issuance of common stock.

•	Changes in the availability and cost of natural gas. To meet firm customer requirements, we must acquire sufficient gas supplies and pipeline capacity to ensure delivery to our distribution system while also ensuring that our supply and capacity contracts will allow us to remain competitive. Natural gas is an unregulated commodity subject to market supply and demand and price volatility. We have a diversified portfolio of local peaking facilities, transportation and storage contracts with interstate pipelines and supply contracts with major producers and marketers to satisfy the supply and delivery requirements of our customers. Because these producers, marketers and pipelines are subject to operating and financial risks associated with exploring, drilling, producing, gathering, marketing and transporting natural gas, their risks also increase our exposure to supply and price fluctuations. We engage in hedging activity to reduce price volatility for our customers.

•	Changes in weather conditions. Weather conditions and other natural phenomena can have a large impact on our earnings. Severe weather conditions can impact our suppliers and the pipelines that deliver gas to our distribution system. Extended mild or severe weather, either during the winter period or summer period, can have a significant impact on the demand for and the cost of natural gas.

•	Changes in environmental regulations and cost of compliance.

•	Earnings from our equity investments. We have investments in unregulated retail energy marketing services, interstate liquefied natural gas (LNG) storage operations, intrastate and interstate pipeline operations and unregulated retail propane operations. These companies have risks that are inherent to their industries and, as an equity investor, we assume such risks.

All of these factors are difficult to predict and many are beyond our control. Accordingly, while we believe the assumptions underlying these forward-looking statements to be reasonable, there can be no assurance that these statements will approximate actual experience or that the expectations derived from them will be realized. When used in our documents or oral presentations, the words “anticipate,” “believe,” “seeks,” “intend,” “plan,” “estimate,” “expect,” “objective,” “projection,” “budget,” “forecast,” “goal” or similar words or future or conditional verbs such as “will,” “would,” “should,” “could” or “may” are intended to identify forward-looking statements.

Forward-looking statements reflect our current expectations only as of the date they are made. We assume no duty to update these statements should expectations change or actual results differ from current expectations except as required by applicable laws and regulations.

THE COMPANY

Piedmont Natural Gas Company, Inc., is an energy services company primarily engaged in the distribution of natural gas to 940,000 residential, commercial and industrial customers in North Carolina, South Carolina and Tennessee, including 60,000 customers served by municipalities who are our wholesale customers. Our subsidiaries are invested in joint venture, energy-related businesses, including unregulated retail natural gas and propane marketing, interstate natural gas storage, intrastate transportation and regulated natural gas distribution. We also sell residential and commercial gas appliances in Tennessee. In the Carolinas, our service area is comprised of numerous cities, towns and communities including Anderson, Greenville, Spartanburg and Gaffney in South Carolina and Charlotte, Salisbury, Greensboro, Winston-Salem, High Point, Burlington, Hickory, Spruce Pine, Reidsville, Fayetteville, New Bern, Wilmington, Tarboro, Elizabeth City, Indian Trail, Rockingham and Goldsboro in North Carolina. In North Carolina, we also provide wholesale natural gas service to Greenville, Monroe, Rocky Mount and Wilson. In Tennessee, our service area is the metropolitan area of Nashville, including wholesale natural gas service to Gallatin and Smyrna.

In 1994, our predecessor, which was incorporated in 1950 under the same name, was merged into a newly formed North Carolina corporation for the purpose of changing our state of incorporation to North Carolina.

We have two reportable business segments, domestic natural gas distribution and retail energy marketing services. The domestic natural gas business is conducted by us and two wholly owned subsidiaries of our subsidiary, Piedmont Energy Partners — Piedmont Intrastate Pipeline Company and Piedmont Interstate Pipeline Company — and by our subsidiary, Piedmont Greenbrier Pipeline Company, LLC, through their investments in ventures accounted for under the equity method. Piedmont Intrastate owns 21.48% of the membership interests of Cardinal Pipeline Company, L.L.C., a North Carolina limited liability company (Cardinal). Cardinal owns and operates a 104-mile intrastate natural gas pipeline in North Carolina. Piedmont Interstate owns 40.0587% of the membership interests of Pine Needle LNG Company, L.L.C., a North Carolina limited liability company (Pine Needle). Pine Needle owns an interstate liquefied natural gas (LNG) storage facility in North Carolina. Piedmont Greenbrier owns 33% of the membership interest of Greenbrier Pipeline Company, LLC (Greenbrier). Greenbrier proposes to build a 280-mile interstate gas pipeline originating in West Virginia and extending through Virginia to North Carolina. Our membership interests in Cardinal, Pine Needle and Greenbrier entitle us to participate in the profits and losses of these entities in proportion to our membership interests. The retail energy marketing services business is conducted by a subsidiary of Piedmont Energy Partners — Piedmont Energy Company. Piedmont Energy owns 30% of the membership interests of SouthStar Energy Services LLC, a Delaware limited liability company (SouthStar). SouthStar sells natural gas to residential, commercial and industrial customers in the southeastern United States. SouthStar conducts most of its business in the state of Georgia. Our membership interest in SouthStar entitles us to share in 30% of the profits and losses of SouthStar until SouthStar’s cumulative return equals 17% on contributed capital, and various percentages thereafter based on actual margin (revenues less cost of gas) generated in four defined geographic service areas. On November 8, 2003, we sold our equity interest in Greenbrier for $9.2 million, which equates to our book value investment.

Piedmont Propane Company, a wholly owned subsidiary of Piedmont Energy Partners, owns 20.69% of the membership interest in US Propane, L.P., which owns all of the general partnership interest and approximately 26% of the limited partnership interest in Heritage Propane Partners, L.P. (NYSE:HPG). Heritage is a marketer of propane through a nationwide retail distribution network. On November 7, 2003, we announced that we and our three utility partners had agreed to sell our interests in the propane business. This transaction is subject to regulatory approvals and certain financial conditions.

Our utility operations are subject to regulation by the NCUC, the PSCSC and the TRA as to rates, service area, adequacy of service, safety standards, extensions and abandonment of facilities, accounting and depreciation. We are also subject to regulation by the NCUC as to the issuance of securities. We are also subject to or affected by various federal regulations. These federal regulations include regulations that are particular to the natural gas industry, such as regulations of the FERC that affect the availability of and the prices paid for the interstate transportation of natural gas, regulations of the Department of Transportation that affect the construction, operation and maintenance of natural gas distribution systems and regulations of the Environmental Protection Agency relating to the use and release into the environment of hazardous wastes. In addition, we are subject to numerous regulations, such as those relating to employment practices, that are generally applicable to companies doing business in the United States.

Our principal executive offices are maintained at 1915 Rexford Road, Post Office Box 33068, Charlotte North Carolina 28233, and our telephone number is (704) 364-3120. Our web site is http:/www.piedmontng.com. Information on our web site is not part of this Prospectus.

RECENT DEVELOPMENTS

Effective at the close of business on September 30, 2003, we purchased for $417.5 million in cash 100% of the common stock of North Carolina Natural Gas Corporation (NCNG). NCNG, previously a natural gas distribution subsidiary of Progress Energy, Inc. (Progress), served approximately 180,000 customers in eastern North Carolina, including 56,000 customers served by four municipalities who were wholesale customers of NCNG. The purchase price for the NCNG common stock will be increased by the amount of NCNG’s working capital on the closing date. Based on a preliminary working capital schedule, the closing date working capital was approximately $32.4 million. This amount may be increased or decreased when NCNG’s final balance sheet at the closing date (the close of business on September 30, 2003) is known. NCNG was merged into Piedmont Natural Gas Company, Inc., immediately following the closing. The purchase price of $417.5 million is approximately 1.08 times NCNG’s net plant as of June 30, 2003. Net plant is the sum of utility plant in service and construction work in progress less accumulated depreciation. We also purchased for $7.5 million in cash Progress’ equity interest in Eastern North Carolina Natural Gas Company (EasternNC). EasternNC is a regulated utility that has a certificate of public convenience and necessity to provide natural gas service to 14 counties in eastern North Carolina. Progress’ equity interest in EasternNC consisted of 50% of EasternNC’s outstanding common stock and 100% of EasternNC’s outstanding preferred stock. We are obligated to purchase additional authorized but unissued shares of such preferred stock for $14.4 million. As a result of our acquisition of an equity interest in EasternNC and pursuant to an order of the SEC, we became an exempt holding company under the Public Utility Holding Company Act of 1935, as amended.

By order dated October 30, 2003, the North Carolina Utilities Commission authorized us to increase our rates by an amount designed to permit us to increase our margin from the distribution of natural gas customers of our NCNG division by approximately $29.4 million annually.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

Piedmont Natural Gas Company

Set forth below is our selected historical consolidated financial information as of the dates and for the periods indicated. We derived the consolidated income statement data for the fiscal years ended October 31, 2002, 2001 and 2000, and the consolidated balance sheet data at October 31, 2002 and 2001, from audited financial statements incorporated by reference in this prospectus and contained in our most recent Annual Report on Form 10-K. The remaining data is derived from financial statements incorporated by reference in this prospectus and contained in our Quarterly Report on Form 10-Q for the period ended July 31, 2003. These quarterly financial statements have not been audited, but, in the opinion of management, contain all adjustments, including normal recurring accruals, necessary to present fairly our financial position and results of operations and cash flows for the applicable periods. See “Where You Can Find More Information” in this prospectus.

	Nine Months Ended July 31		Years Ended October 31
	2003	2002	2002	2001	2000
	(In thousands except per share amounts)
Income Statement Data
Margin (Utility Operating Revenues less Cost of Gas)	$321,008	$289,632	$335,794	$337,978	$318,331
Utility Operating Revenues	1,041,397	710,550	832,028	1,107,856	830,377
Net Income	79,319	74,038	62,217	65,485	64,031
Cash Dividends Per Share of Common Stock	$1.23	$1.185	$1.585	$1.52	$1.44
Earnings Per Share of Common Stock:
Basic	$2.38	$2.26	$1.90	$2.03	$2.03
Diluted	$2.37	$2.25	$1.89	$2.02	$2.01

	At July 31, 2003	At October 31
		2002	2001
	(In thousands)
Balance Sheet Data
Total Assets	$1,510,807	$1,445,088	$1,393,658
Long-Term Debt	460,000	462,000	509,000
Stockholders’ Equity	645,144	589,596	560,379

North Carolina Natural Gas Corporation (NCNG)

Set forth below is the selected historical consolidated financial information of NCNG. Effective at the close of business on September 30, 2003, we purchased 100% of the common stock of NCNG and Progress’ equity interest in Eastern North Carolina Natural Gas Company (EasternNC). Progress’ equity interest in EasternNC consists of 50% of EasternNC’s outstanding common stock and 100% of EasternNC’s outstanding preferred stock. We derived the income statement data for the fiscal years ended December 31, 2002, 2001 and 2000, and the balance sheet data at December 31, 2002 and 2001, from the audited financial statements of NCNG as restated which are set forth in Appendix A to this prospectus. The remaining data is derived from financial statements of NCNG that have not been audited. The interim unaudited financial statements of NCNG at June 30, 2003 and December 31, 2002, and for the six-month periods ended June 30, 2003 and 2002 are set forth in Appendix B.

	Six Months Ended June 30			Years Ended December 31
	2003	2002		2002		2001	2000
				(As Restated)		(As Restated)	(As Restated)
	(In thousands)
Income Statement Data
Operating Revenues	$217,340	$151,024		$313,988		$318,808	$345,598
Income (Loss) Before Cumulative Effect of Accounting Change	3,398	7,389		(119,653	)(1)	2,326	8,151
Net Income (Loss)	3,398	(44,905	)(2)	(171,947	)(1)(2)	2,326	8,151

	At June 30		At December 31
	2003	2002	2002	2001
			(As Restated)	(As Restated)
	(In thousands)
Balance Sheet Data
Total Assets	$515,853	$624,606	$527,392	$692,537
Long-Term Debt	—	—	—	—
Stockholder’s Equity	249,934	379,433	246,523	424,325

(1)	Includes an impairment charge of $126.3 million to goodwill attributable to Progress’ original acquisition of NCNG in 1999.
(2)	Includes the cumulative effective of an accounting change to reduce the carrying value of goodwill by $52.3 million upon the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED FINANCIAL DATA

Set forth below is selected unaudited pro forma combined condensed consolidated financial data after accounting for the acquisitions of NCNG and Progress’ equity interest in EasternNC and the issuance of securities for the repayment of short-term debt used to initially finance the acquisitions. The pro forma adjustments are based upon available information and certain assumptions that we believe are identifiable and objectively measurable. The selected unaudited pro forma combined condensed consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial condition of the combined company that would have occurred had the acquisitions occurred at the beginning of the period presented, nor is the selected unaudited pro forma combined condensed consolidated financial data necessarily indicative of future operating results or the financial position of the combined company. The selected unaudited pro forma combined condensed consolidated financial data was derived from and should be read in conjunction with the unaudited pro forma combined condensed consolidated financial statements and the related notes included in “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” in this prospectus and should be read in conjunction with our consolidated financial statements incorporated by reference in this prospectus and those of NCNG provided elsewhere in this prospectus.

	Nine Months Ended July 31, 2003
	(In thousands)
Income Statement Data
Margin	$393,645	$422,922
Operating Revenues	1,361,449	1,145,958
Income from Continuing Operations	84,155	66,154

		At July 31, 2003
Balance Sheet Data
Total Assets		$1,976,496
Long-Term Debt		660,000
Shareholders’ Equity		838,144

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Information

The unaudited pro forma information reflects the historical combined condensed consolidated financial data of Piedmont and NCNG after accounting for the acquisitions of NCNG and Progress’ equity interest in EasternNC and the issuance of securities for the repayment of short-term debt used to initially finance these acquisitions.

Prior to its acquisition by us, NCNG was a public service company primarily engaged in transporting and distributing natural gas to customers in portions of North Carolina. NCNG was a wholly owned subsidiary of Progress. The consolidated financial statements of NCNG include the activities of NCNG and its majority-owned subsidiaries, NCNG Pineneedle Investment Corporation, NCNG Cardinal Pipeline Investment Corporation and Cape Fear Energy Corporation.

The acquisitions of NCNG and Progress’ equity interest in EasternNC are reported as a purchase business combination, as more fully explained under “Accounting Treatment” below. The following information together with the historical consolidated financial statements of Piedmont, which are incorporated by reference into this prospectus, and the historical consolidated financial statements and related notes of NCNG included in this prospectus should be read together to obtain a more complete understanding of the two companies.

The Unaudited Pro Forma Combined Condensed Consolidated Statements of Income assume the acquisitions became effective on November 1, 2001. The Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet assumes the acquisitions became effective on July 31, 2003.

The unaudited pro forma information is not necessarily indicative of the results of operations that might have occurred had the acquisitions actually closed on November 1, 2001, or the actual financial position that might have resulted had the acquisitions actually closed on July 31, 2003. This information is also not necessarily indicative of the future results of operations or financial position of Piedmont.

The Transaction

Effective at the close of business on September 30, 2003, we purchased for $417.5 million in cash 100% of the common stock of NCNG. NCNG, previously a natural gas distribution subsidiary of Progress, served approximately 180,000 customers in eastern North Carolina, including 56,000 customers served by four municipalities who were wholesale customers of NCNG. The purchase price for the NCNG common stock will be increased by the amount of NCNG’s working capital on the closing date. Based on a preliminary working capital schedule, the closing date working capital was approximately $32.4 million. NCNG was merged into Piedmont immediately following the closing. The purchase price of $417.5 million is approximately 1.08 times NCNG’s net plant as of June 30, 2003. We also purchased for $7.5 million in cash Progress’ equity interest in EasternNC. EasternNC is a regulated utility that has a certificate of public convenience and necessity to provide natural gas service to 14 counties in eastern North Carolina. Progress’ equity interest in EasternNC consisted of 50% of EasternNC’s outstanding common stock and 100% of EasternNC’s outstanding preferred stock. We are obligated to purchase additional authorized but unissued shares of such preferred stock for $14.4 million.

Accounting Treatment

The acquisitions will be accounted for by the purchase method of accounting. Under the purchase method, certain identifiable assets will be recorded at their book values in accordance with Statement of Financial Accounting Standards No. 71, “Accounting for the Effects of Certain Types of Regulation.” The remaining difference, if any, between the purchase price, including direct costs of the acquisitions, and the book values will be recorded as goodwill. Allocations included in the unaudited pro forma information are based on preliminary analysis of the purchase price allocation.

Unaudited Pro Forma Combined Condensed Consolidated

Statements of Income From Continuing Operations

	Piedmont Year Ended October 31, 2002 (Historical)	NCNG Year Ended December 31, 2002 (As Restated) (Historical)	Pro Forma Adjustments		Pro Forma Combined
	(In thousands except per share amounts)
Operating Revenues	$832,028	$313,988	$(58	)A	$1,145,958
Cost of Gas	496,234	226,802			723,036

Margin	335,794	87,186	(58)		422,922

Other Operating Expenses:
Operations and maintenance expenses	133,427	45,247			178,674
Goodwill impairment		126,277	(126,277	)J
Depreciation	57,593	19,836			77,429
General taxes	23,863	4,303			28,166
Diversified business expenses		1	(1	)A
Income taxes	30,784		2,305	A	31,322
			3,806	I
			(5,573	)K

Total other operating expenses	245,667	195,664	(125,740)		315,591

Operating Income (Loss)	90,127	(108,478)	125,682		107,331
Other Income (Expense), net of tax	12,694	2,266	57	A	14,758
			(23	)A
			(236	)A
Utility Interest Charges	40,604	10,877	14,092	F	55,935
			(9,638	)I
Income Taxes		2,564	(23	)A
			(236	)A
			(2,305	)A

Income (Loss) from Continuing Operations	$62,217	$(119,653)	$123,590		$66,154

Average shares of Common Stock:
Basic	32,763		5,714		38,477
Diluted	32,937		5,714		38,651
Earnings per Share of Common Stock:
Basic	$1.90				$1.72
Diluted	$1.89				$1.71

See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements.

Unaudited Pro Forma Combined Condensed Consolidated

Statements of Income From Continuing Operations—(Continued)

	Piedmont Nine Months Ended July 31, 2003 (Historical)	NCNG Nine Months Ended June 30, 2003 (Historical)	Pro Forma Adjustments		Pro Forma Combined
	(In thousands except per share amounts)
Operating Revenues	$1,041,397	$320,114	$(62	)A	$1,361,449
Cost of Gas	720,389	247,415			967,804

Margin	321,008	72,699	(62)		393,645

Other Operating Expenses:
Operations and maintenance expenses	114,068	33,430			147,498
Depreciation	45,895	15,575			61,470
General taxes	18,779	3,742			22,521
Diversified business expenses		1	(1	)A
Income taxes	43,889		4,632	A	46,244
			1,903	I
			(4,180	)K

Total other operating expenses	222,631	52,748	2,354		277,733

Operating Income	98,377	19,951	(2,416)		115,912
Other Income (Expense), net of tax	11,012	1,401	61	A	12,316
			(25	)A
			(133	)A
Utility Interest Charges	30,070	8,253	10,569	F	44,073
			(4,819	)I
Income Taxes		4,790	(25	)A
			(133	)A
			(4,632	)A

Income (Loss) from Continuing Operations	$79,319	$8,309	$(3,473)		$84,155

Average shares of Common Stock:
Basic	33,327		5,714		39,041
Diluted	33,439		5,714		39,153
Earnings per Share of Common Stock:
Basic	$2.38				$2.16
Diluted	$2.37				$2.15

See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements.

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet

	Piedmont At July 31, 2003 (Historical)	NCNG At June 30, 2003 (Historical)		Pro Forma Adjustments			Pro Forma Combined
	(In thousands)
ASSETS
Utility Plant	$1,783,891		$577,399	$			$2,361,290
Less accumulated depreciation	615,574		189,459				805,033

Utility plant, net	1,168,317		387,940				1,556,257
Other Physical Property, net	1,022				923	A	1,945
Current Assets	221,837		71,163		(15,781	)A	239,216
					(33,375	)B
					(4,628	)C
Investments, Deferred Charges and Other Assets	119,631		56,750		(923	)A	179,078
					7,500	D
					(50,205	)E
					44,950	F
					1,375	F

Total	$1,510,807		$515,853		$(50,164)		$1,976,496

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock equity:
Common stock	$368,611	$			$200,000	F	$568,611
Capital in excess of par value			417,658		(417,658	)G
Retained earnings (deficit)	278,366				(7,000	)F	271,366
			(161,841)		161,841	G
Accumulated other comprehensive income (loss)	(1,833)		(5,883)		5,883	G	(1,833)

Total common stock equity	645,144		249,934		(56,934)		838,144
Long-term debt	460,000				200,000	F	660,000

Total capitalization	1,105,144		249,934		143,066		1,498,144
Current Liabilities	173,097		216,535		(15,781	)A	227,851
					4,000	F
					(150,000	)I
Deferred Credits and Other Liabilities	232,566		49,384		(31,449	)H	250,501

Total	$1,510,807		$515,853		$(50,164)		$1,976,496

See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements.

Notes To Unaudited Pro Forma Combined Condensed

Consolidated Financial Statements

The Unaudited Pro Forma Combined Condensed Consolidated Financial Data is based on the following assumptions (in thousands except per share amounts):

A. Certain revenues, expenses, assets and liabilities of NCNG have been reclassified to conform with Piedmont’s presentation. The income tax effects of such reclassifications, if any, are computed at NCNG’s composite income tax rate of 39.485%.

B. Decrease in cash of $33,375 is the deficit of the proceeds from securities issued to finance the acquisitions less the stated purchase price.

C. The purchase of working capital is in addition to the stated purchase price. At the date of this pro forma balance sheet, the excess of current assets over current liabilities results in a cash payment by Piedmont to Progress of $4,628.

D. The purchase price for the interest in EasternNC is $7,500.

E. NCNG’s other assets of $50,205, primarily consisting of goodwill, unamortized debt costs, deferred environmental costs and investment in Cape Fear Energy Corporation, are excluded as they will not be acquired by Piedmont.

F. The proceeds from the issuance of common stock and long-term debt will be used to repay the short-term debt used to initially finance the acquisitions. Based on our assumptions, the following is a summary of the calculation of the proceeds from the issuance of common stock and long-term debt and the allocation of the purchase price to the fair value of the net assets acquired.

Common Stock:
Number of shares	5,714
Gross proceeds	$200,000
Expenses charged to Retained Earnings	7,000

Net proceeds		$193,000
Long-Term Debt
Principal amount at 100% of issuance price	$200,000
Issuance costs	1,375

Net proceeds		198,625

Total proceeds from issuance of common stock and long-term debt		391,625
Purchase of EasternNC		(7,500)
Cash from securities less than purchase price		33,375

Purchase price		417,500
NCNG’s net assets at June 30, 2003		249,934

Indicated goodwill		167,566
Working capital true-up		4,628
Notes payable not assumed		(150,000)
Non-current assets not acquired		50,205
Non-current liabilities not assumed		(31,449)
Estimated transaction costs		4,000

Estimated goodwill		$44,950

Other assumptions related to the issuance of long-term debt are:
Maturity date	10 years and 30 years
Interest rate		7%
Interest charges:
Annually		$14,000
Quarterly		$3,500
Amortization of issuance costs (straight-line):
Annually		$92
Quarterly		$23

Notes To Unaudited Pro Forma Combined Condensed

Consolidated Financial Statements—(Continued)

Piedmont and NCNG expect to record direct costs of the acquisition (including fees of financial advisors, legal counsel, independent auditors and others). The estimated direct costs are $4,000 and are added to goodwill and reflected in accounts payable. The estimated charges and nature of costs included therein are subject to change as more accurate estimates become available. The pro forma statements of income do not reflect the costs and expenses associated with integrating the operations of the two companies, nor any of the anticipated recurring expense savings arising from the integration.

Goodwill of $44,950 is recognized, representing the excess of the purchase price plus transaction costs over the net assets acquired. The final allocation of the purchase price will be based on the values of identified assets and liabilities as of the closing date of September 30, 2003.

G. The application of the purchase method of accounting eliminates the preexisting balances of NCNG’s common stock, capital in excess of par value, retained earnings and accumulated other comprehensive loss.

H. NCNG’s other liabilities of $31,449, consisting of accumulated deferred income taxes, unamortized investment tax credits and a regulatory liability for income taxes, are excluded as they will not be assumed by Piedmont.

I. NCNG’s interest charges on notes payables are eliminated, net of income taxes at NCNG’s composite income tax rate of 39.485%, as the debt generating such charges will not be assumed by Piedmont.

J. In its third quarter ended September 30, 2002, NCNG performed the annual impairment test of goodwill and recognized an impairment of $126.7 million based on the expected proceeds from the sale of NCNG to Piedmont. Because of the non-recurring nature of this charge, the goodwill impairment was eliminated from the pro forma statement of income. Because NCNG considered this charge to be a permanent book/tax difference, no income tax effect was recorded by NCNG.

K. The income tax effect, if any, on the pro forma adjustments, except for the reclassifications discussed in Note A and the elimination of NCNG’s interest charges discussed in Note I, are computed at the statutory rates of 35% for federal and 7% for state, for a composite rate of 39.55%.

DESCRIPTION OF THE PLAN

The Plan provides Initial Investors with the opportunity to purchase shares of Common Stock and allows existing shareholders a convenient method to purchase additional shares of Common Stock through automatic reinvestment of cash dividends, optional cash payments or both. There are no brokerage commissions, fees or service charges on any purchases of shares under the Plan.

Initial Investors who are not currently shareholders, but who wish to purchase shares of Common Stock under the Plan, may become Participants by completing an Authorization Card and returning it to us or to the Trustee in the manner set forth in the answer to Question 6. Shareholders who do not presently participate in the Plan may become Participants by completing an Authorization Card and returning it to the Trustee in the manner set forth in the answer to Question 6. Shareholders who presently participate in the Plan and wish to continue do not need to complete an Authorization Card or take any other action. Shareholders who do not wish to participate in the Plan need do nothing and will continue to receive their cash dividends, if and when declared, as usual.

The following questions and answers generally describe the provisions of the Plan.

Purpose

1. What is the purpose of the Plan?

The Plan allows existing shareholders and investors an easy and convenient method of acquiring shares of Common Stock. Investors can purchase Common Stock without payment of any brokerage commissions, fees or service charges. In addition, existing shareholders can purchase additional shares of stock by investing cash dividends and by making optional cash payments without payment of any brokerage commissions, fees or service charges. Beneficial owners of shares of Common Stock whose shares are registered in names other than their own can have their cash dividends reinvested by requesting their nominees or other holders of record to participate in the Plan on their behalf. Since the shares of Common Stock purchased under the Plan are acquired from us, we receive additional funds for our continuing construction program and for general corporate purposes.

Advantages and Disadvantages

2. What are the advantages of the Plan?

Initial Investors can purchase shares of Common Stock by making a cash payment of not less than $250 but not more than $120,000. Existing shareholders may purchase additional shares of Common Stock by having all or part of their cash dividends automatically reinvested and by making optional cash payments of not less than $25 per payment or more than $120,000 per calendar year. Shares purchased with reinvested cash dividends are purchased at a discount. (See Question 17.)

No brokerage commissions, fees or service charges are paid by an Initial Investor or a Participant in connection with the purchase of shares of Common Stock under the Plan. The Trustee, the administering agent of the Plan, assures safekeeping of shares of Common Stock credited to a Plan account and provides regular statements of such account. Therefore, shareholders avoid the cumbersome safekeeping of certificates of shares of Common Stock credited to their Plan accounts.

Investors who have an Individual Retirement Account or who set up an IRA with a third party may enroll in the Plan and purchase shares through the Plan. The Trustee, however, cannot establish or administer an IRA. That must be done through another entity.

3. What are the disadvantages of the Plan?

No interest is paid on optional cash payments held by the Trustee pending investment. Participants have no control over the share price or the timing of the sale or purchase of Plan shares. Participants cannot designate a specific price or a specific date at which to purchase or sell Common Stock. In addition, Participants will not know the exact number of shares purchased and the prices paid until after the applicable investment date. (See Question 19.)

Administration

4. Who administers the Plan?

We have designated the Trustee as our agent to administer the Plan, maintain records, send statements of account to Participants and to Initial Investors and perform other duties relating to the Plan. Shares of Common Stock purchased under the Plan are held by the Trustee as agent for Participants and registered in the name of the Trustee or its nominee. If Participants desire to hold their shares personally, the Trustee will issue a stock certificate in the name of the shareholder upon request. The Trustee also serves as Transfer Agent for the Common Stock.

All communications regarding the Plan should be sent to the Trustee addressed as follows:

American Stock Transfer & Trust Company

59 Maiden Lane, Plaza Level

New York, New York 10038

Initial Investors or existing shareholders should mention Piedmont Natural Gas Company in their correspondence and, if applicable, furnish Plan account numbers. Inquiries may be made to the Trustee by telephone at 1-800-278-4353.

Participation

5. Who is eligible to participate?

All individuals, corporations, partnerships, other business associations and holders of record of shares of Common Stock are eligible to participate in the Plan, provided participation is not prohibited by any laws or regulations. In order to be eligible to participate, beneficial owners of shares of Common Stock whose shares are registered in names other than their own (for example, shares registered in the name of a broker or a bank nominee) must become holders of record by having all or a portion of those shares transferred into their names. Or, they can request such nominees or other holders of record to participate in the Plan on their behalf. Individuals having established IRA accounts with a third party may participate in the Plan.

6. How does an Initial Investor or eligible shareholder become a Participant?

An Initial Investor or an eligible shareholder may join the Plan at any time by completing an Authorization Card and returning it to the Trustee. An Authorization Card may be obtained by contacting the Trustee or by contacting us as follows:

Piedmont Natural Gas Company, Inc.

Attention: Vice President, Corporate Counsel and Secretary

Post Office Box 33068

Charlotte, North Carolina 28233-3068

Telephone: (704) 731-4202 or (800) 752-7508, Ext. 4202

7. When do investments begin under the Plan?

Dividend payment dates ordinarily occur on or about the 15th day of January, April, July and October. The record date for determining shareholders who are eligible to receive dividends normally precedes the dividend payment date by about three weeks.

If the Trustee receives an Authorization Card specifying reinvestment of dividends at least three business days before the record date of a dividend payment, reinvestment commences with that dividend payment. If the Authorization Card is received after that date, reinvestment of dividends under the Plan begins with the dividend payment following the next record date.

Initial investments and optional cash payments by Participants are invested as specified in Question 16.

8. What does the Authorization Card provide?

The Authorization Card provides for the purchase of shares of Common Stock through the following options:

•	Full Dividend Reinvestment. If the “Full Dividend Reinvestment” box is checked, the Trustee will apply all of a Participant’s cash dividends on shares of Common Stock registered in the Participant’s name, as well as on all shares of Common Stock credited to the Participant’s Plan account, to the purchase of additional shares of Common Stock.

•	Partial Dividend Reinvestment. If the “Partial Dividend Reinvestment” box is checked, the Trustee will reinvest dividends on the number of shares indicated by the Participant, as well as dividends on all shares of Common Stock credited to the Participant’s Plan account, and will pay any remaining dividends in cash.

•	Cash Payments Only. If the “Cash Payments Only” box is checked, the Trustee will apply any optional cash payments and any dividends on shares credited to the Participant’s Plan account to the purchase of additional shares of Common Stock. Cash dividends on shares of Common Stock registered in the Participant’s name other than in his or her Plan account will be paid to the Participant in cash.

•	Initial Purchases. If the “Initial Purchases” box is checked, the Trustee will apply any cash payments to the purchase of shares of Common Stock.

If a participant does not check any box on the Authorization Card, then full dividend reinvestment will be assumed.

9. May Participants reinvest dividends on less than all shares registered in their name?

Except for dividends on shares of Common Stock in a Participant’s Plan account, which are reinvested automatically, Participants may elect to reinvest all or part of the dividends on shares of Common Stock registered in their name by designating their intentions on the Authorization Card.

10. May Participants change the method of participation?

At any time, Participants may change their investment options by completing a new Authorization Card and returning it to the Trustee. If the Participant elects to participate through the full or partial dividend reinvestment feature but later decides to change the number of shares on which cash dividends are being reinvested or to participate through the optional cash payments feature only, the Trustee must receive an Authorization Card indicating the change at least three business days before the record date of a dividend payment. If the Authorization Card is received after that date, the change will not be effective until the dividend payment following the next record date.

Costs

11. Are there any expenses to Initial Investors or Participants in connection with the Plan?

There are no brokerage commissions, fees or service charges to Initial Investors or Participants for purchases under the Plan. We pay all costs of administration of the Plan. (See Question 26 and Question 27 for a discussion of payment by Participants of brokerage costs and transfer taxes associated with termination of participation and sale of shares under the Plan.)

Initial Purchases

12. How are initial purchases made?

Initial purchases by non-shareholders of shares of Common Stock may be made by check or money order in an amount not less than $250 or more than $120,000. Investors may not invest more that $120,000 per calendar year. The Trustee will return any excess tendered amount to the sender. The Trustee must receive initial purchase payments at least three business days prior to an Investment Date in order to be invested on that date. (See Question 16.) Initial purchase payments received by the Trustee less than three business days before an Investment Date will be held until the following Investment Date. No interest is paid on initial purchase payments pending investment. An Initial Investor may obtain the return of any initial purchase payment by written request received by the Trustee at least two days before the next Investment Date.

Optional Cash Payments

13. How are optional cash payments made?

Optional cash payments may be made by check or money order, or by automatic bank draft. A shareholder may make an initial optional cash payment when enrolling in the Plan by enclosing a check (made payable to American Stock Transfer & Trust Company) with the Authorization Card. Thereafter, Participants may make optional cash payments through the use of cash payment forms sent to Participants as part of their account statements. Participants may also authorize the Trustee to automatically draft their checking, savings or other account in any financial institution that participates in the Automated Clearing House system. The Trustee can furnish draft authorization cards and additional information to Participants.

Optional cash payments that are made by check or money order need not be in the same amount each time and there is no obligation to make optional cash payments regularly. However, should Participants elect to make optional cash payments through automatic bank draft, the draft must be in the same amount. The draft will continue until the Participant notifies the Trustee in writing to change the amount automatically drafted or terminate the bank draft.

The Trustee must receive optional cash payments at least three business days prior to an Investment Date in order to be invested on that date. (See Question 16.) Optional cash payments received by the Trustee less than three business days before an Investment Date will be held until the following Investment Date. No interest is paid on optional cash payments pending investment. Participants may obtain the return of any optional cash payments by written request received by the Trustee at least two days before the next Investment Date.

14. What are the limitations on making optional cash payments?

Optional cash payments may be not less than $25 per payment or more than $120,000 per calendar year. We reserve the right to direct the Trustee to refuse any optional cash payments that in the aggregate exceed $120,000 per calendar year with respect to the aggregate of all of a Participant’s Plan accounts. In such event, the Trustee will return the excess tendered amount of optional cash payments to the Participant.

Purchases

15. What is the source of shares of Common Stock under the Plan?

Shares of Common Stock needed to meet the requirements of the Plan will either come from our authorized and unissued shares or from shares purchased in the open market by an independent agent. The Plan limits us from changing our determination regarding the source of shares to not more than once in any three-month period.

16. When are shares of Common Stock purchased under the Plan?

The Investment Dates for shares purchased with reinvested dividends are on or about the 15th day of January, April, July and October. The Investment Dates for initial investments or optional cash payments are weekly, usually on Wednesdays. If the normal Investment Date is not a business day, the Investment Date is the immediately preceding business day. During a week when a dividend payment is made, the Investment Date for initial investments and optional cash purchases is the same date.

Shares purchased under the Plan belong to the Participant on the Investment Date. However, for federal income tax purposes, the holding period for such shares begins on the following day.

17. What is the price of shares of Common Stock purchased under the Plan?

The price of shares of Common Stock purchased with reinvested dividends is 95% of the mean of the high and low sales prices for such shares reflected in the NYSE Composite Transactions on the Investment Date, or the most recent preceding day if the NYSE is closed on that Investment Date. The price of shares of Common Stock purchased through initial payments or with optional cash payments is 100% of the mean determined above.

18. How many shares of Common Stock are purchased for Participants?

The number of shares purchased for a Participant’s account is equal to the amount of the Participant’s dividends being reinvested plus the amount of initial purchase payments plus the amount of any optional cash payments divided by the purchase price of the shares. Each Plan account is credited with that number of shares, including fractions computed to three decimal places. The Plan does not provide for Participants or Initial Investors to purchase a specific number of shares.

Reports to Participants

18. What reports are sent to Participants?

Shareholders who participate in the Plan only through the reinvestment of dividends receive quarterly statements of their accounts. Initial Investors and shareholders that participate through the investment of optional cash payments receive statements when cash investments are made. These statements of account show any cash dividends reinvested and any cash payments received, the number of shares purchased, the purchase price for the shares and the mean of the high and low sales prices on the Investment Date, the number of Plan shares held for the Participant by the Trustee, the number of shares registered in the name of the Participant reinvesting dividends, and an accumulation of the transactions for the current calendar year to date. Statements are mailed as soon as practicable after each Investment Date. These statements are a Participant’s continuing record of the cost of purchases of shares of Common Stock under the Plan, and the last cumulative statement of the year should be retained for tax purposes.

In addition, each Participant receives copies of all communications sent to shareholders generally, including annual reports, notices of annual meetings and proxy statements and income tax information for reporting dividends paid.

Issuance of Certificates

19. Are certificates issued for shares of Common Stock purchased under the Plan?

Unless requested in writing by a Participant, certificates for shares of Common Stock purchased under the Plan are not issued to the Participant. However, certificates for any number of whole shares credited to a Participant’s account will be issued in the Participant’s name without charge upon written request of the Participant; provided, however, that any request received from reinvestment Participants between a dividend record date and the Investment Date for that dividend will not be effective until after the dividend is reinvested under the Plan. Certificates representing fractional share interests will not be issued under any circumstances.

A request for issuance of Plan shares, including issuance of all of the shares in a Participant’s account, does not constitute a termination of participation in the Plan by the Participant. Termination may be effected only through the delivery to the Trustee of a notice of termination. (See Question 26.)

20. In whose name are certificates issued?

Accounts under the Plan are maintained in the names in which certificates of the Participants were registered at the time they entered the Plan. Consequently, certificates for whole shares issued upon the request of Participants are issued in the same names.

Dividends on Fractions of Shares

21. Are Participants’ Plan accounts credited with dividends on fractions of shares?

Participants receive credit for the amount of dividends attributable to fractions of shares in their Plan accounts. These dividends are reinvested automatically.

Withdrawals of Shares in Plan Accounts

22. How may shares be withdrawn from the Plan?

Participants may withdraw Plan shares credited to their accounts by notifying the Trustee in writing specifying the number of shares to be withdrawn. Certificates for whole shares of Common Stock so withdrawn will be issued to and registered in the name of the Participant. Certificates representing fractional share interests will not be issued under any circumstances.

23. Will dividends on shares withdrawn from the Plan continue to be reinvested?

If Participants have authorized reinvestment of dividends on all shares registered in their name, cash dividends on shares withdrawn continue to be reinvested. If, however, dividends on only part of the shares registered in their name are being reinvested, the Trustee continues to reinvest dividends on only the number of shares specified on the Authorization Card unless the Trustee receives a new Authorization Card specifying a different number of shares.

24. Will dividends on Participants’ Plan shares continue to be reinvested if Participants sell or transfer the Common Stock registered in their name?

Even if Participants sell or transfer all of the shares of Common Stock registered in their name, the Trustee continues to reinvest dividends on the Plan shares until the Trustee receives a written request for withdrawal from the Plan.

Termination of Participation

25. How do Participants terminate participation in the Plan?

Participants may terminate participation in the Plan at any time by notifying the Trustee in writing. A Participant’s notice of termination takes effect when the Trustee receives the notice; however, for a Participant reinvesting dividends, if the Trustee receives the notice of termination on or after the fifth business day preceding a dividend record date, that cash dividend will be reinvested for the Participant’s account. The account then will be terminated and all subsequent dividends will be paid to the Participant.

Any optional cash payment received before the Trustee receives the notice of termination will be invested for the Participant’s account unless the Participant specifically requests return of the payment prior to two days before the next Investment Date.

26. What happens when Participants terminate participation in the Plan?

When Participants terminate participation in the Plan by providing the Trustee with a written notice of termination, or upon termination of the Plan, certificates for whole shares credited to a Participant’s account will be issued to the Participant and a cash payment will be made for any fractional share interests. However, in the Participant’s notice of termination of participation, the Participant may direct the Trustee to sell all full and fractional share interests held in the account. Within ten business days or as soon as practicable after receipt of notice of termination, such sales will be made through an independent brokerage organization. Any brokerage commissions, fees, transfer and other taxes and other transaction expenses in connection with such sales will be paid by the terminating Participant. The proceeds of the sale, net of such expenses, will be sent to the Participant as soon as practicable after settlement of the sale.

Dividends paid after termination of participation in the Plan will be paid in cash directly to the former Participant. Former Participants may become Participants in the Plan again at any time by signing a new Authorization Card and returning it to the Trustee.

Sale of Plan Shares

27. May Participants’ Plan shares be sold?

Participants may sell all or part of the shares of Common Stock held in the Plan in either of two ways. First, the Participant may request certificates for full shares and arrange for the sale of these shares through a securities broker of the Participant’s choice. Alternatively, within ten days after receipt of written instructions, the Trustee will sell all or any portion of the shares held by the Trustee for the Participant. Such shares will be sold through independent securities brokers selected by the Trustee in its sole discretion. The Participant will be charged brokerage commissions, fees, transfer and other taxes and other transaction expenses, which amounts will be deducted from the cash proceeds paid to the Participant. Shares being sold for the Participant may be aggregated with those of other Plan Participants who have requested sales. In that case, the Participant will receive proceeds based on the average sales price of all shares sold, less a pro rata share of brokerage commissions, fees, transfer and other taxes and other transaction expenses. The proceeds of the sale, net of such expenses, will be sent to the Participant as soon as practicable after settlement of the sale.

Risk to Participants

28. Does participation in the Plan involve risk?

The Plan itself creates no risk. The risk to Participants is the same as with any other investment in shares of Common Stock. Since purchase prices are established on the Investment Date, a Participant loses any advantage otherwise available from being able to select the timing of investments. Participants should recognize that neither Piedmont Natural Gas Company nor the Trustee can assure a profit or protect against a loss on shares of Common Stock purchased under the Plan.

Stock Dividends or Stock Splits; Rights Offering

29. What happens if we issue a stock dividend, declare a stock split or have a rights offering?

Any stock dividend or split will be credited to Participants’ Plan accounts based on the number of shares, including fractional share interests, held in such accounts on the record date for such stock dividend or split.

In the event we make available to shareholders rights to purchase additional shares of Common Stock or other securities, such rights will be made available to Participants based on the number of shares, including fractional share interests to the extent practicable, held in their Plan accounts on the record date established for determining shareholders who are entitled to such rights.

Voting Rights

30. How are Participants’ shares voted at meetings of shareholders?

Participants receives a proxy indicating the total number of shares of Common Stock held, including shares registered in their name and shares credited to their Plan account. If the proxy is returned properly signed and marked for voting, all the shares covered by the proxy will be voted as marked. If the proxy is returned properly signed but with no instructions on how the shares are to be voted, all of the Participant’s shares will be voted in accordance with the recommendations of the Board of Directors. If the proxy is not returned or if it is returned unexecuted or improperly executed, the Participant’s shares will be voted only if the Participant votes in person.

Income Tax Consequences

31. What are some federal income tax consequences of participation in the Plan?

Participants are deemed to have received dividend income on the Investment Date to the extent that shares of Common Stock are purchased with reinvested dividends. Thus, the full amount of cash dividends reinvested under the Plan plus the 5% purchase discount represents dividend income to Participants.

The basis of shares of Common Stock purchased under the Plan, either with reinvested cash dividends, initial payments or optional cash payments, is the mean of the high and low sales prices on the Investment Date. The holding period for such shares begins on the day after the Investment Date.

Participants will not realize any taxable income when they receive certificates for Plan shares credited to their accounts, whether upon withdrawal from the Plan or otherwise. However, upon withdrawal, Participants will receive cash payments for the fractional shares credited to their Plan accounts and may realize a gain or loss. The amount of such gain or loss will be the difference between the amount the Participant receives for the fractional shares and the Participant’s tax basis for such shares.

If the Participant is subject to withholding, we will withhold the required taxes from the amount of dividends that would otherwise be reinvested under the Plan. The Trustee will notify the Participant when withholding begins. The amount withheld will be deducted from the amount of the dividend and only the remaining amount will be invested. The amount withheld will be reported to the Participant.

The selling of shares by a Participant will give rise to capital gain or loss, provided such shares are held as a capital asset by the Participant. The amount of any such gain or loss will be the difference between the proceeds received by the Participant, net of commissions and fees, and the Participant’s tax basis. The tax basis of shares acquired under the Plan is equal to the purchase price of such shares.

The discussion above is only a general discussion of certain federal income tax aspects of an investment in the Plan. Because tax consequences may vary, depending on each Participant’s own tax situation, Participants or persons considering participation in the Plan are advised to consult their own tax advisors regarding the tax effect of participation in the Plan, including the application of current and proposed federal, state, local, foreign and other tax laws.

Foreign Shareholders

32. What provision is made for foreign shareholders?

For foreign shareholders who are Participants and whose dividends are subject to United States income tax withholding laws, an amount equal to the dividends to be reinvested less the amount of tax required to be withheld is applied to the purchase of shares of Common Stock. The statements distributed by the Trustee confirming purchases made for such foreign Participants indicate the amount of tax withheld. Initial cash payments and optional cash payments received from foreign shareholders must be in United States dollars and are invested in the same manner as payments from other Participants.

Responsibilities of Piedmont Natural Gas Company and the Trustee

33. What are the responsibilities of Piedmont Natural Gas Company and the Trustee under the Plan?

Neither the Trustee nor we will be liable for claims arising from any act done in good faith or any good faith omission to act. This includes, but is not limited to, any claim of liability arising out of failure to terminate a

Participant’s Plan account upon such Participant’s death prior to receipt of notice in writing of such death. Neither the Trustee nor we have any duties, responsibilities or liabilities except those expressly set forth in the Plan.

The payment of dividends is at the discretion of our Board of Directors and will depend upon future earnings, our financial condition and other factors. There can be no assurance as to the declaration or payment of any dividend. Nothing in the Plan obligates us to declare or pay any dividend on our Common Stock.

Custody of Certificates

34. May other Common Stock certificates be deposited with the Trustee under the Plan?

Participants may deposit any Common Stock certificates of the Company now or hereafter registered in their name for credit under the Plan. There is no charge for this service. Because Participants bear the risk of loss in sending stock certificates to the Trustee, it is recommended that certificates be sent by registered mail, return receipt requested, and properly insured. The Participant must provide written instructions to the Trustee directing that the shares be deposited to the Participant’s Plan account. Whenever certificates are issued to a Participant, either upon request or upon termination of participation, new, differently numbered certificates will be issued.

Suspension, Modification or Termination of the Plan

35. May the Plan be suspended, modified or terminated?

While the Plan is intended to continue indefinitely, we reserve the right to suspend or terminate the Plan at any time. We also reserve the right to make modifications to the Plan. We will notify Participants of any such suspension, termination or modification. If the Plan is terminated, any uninvested optional cash payments will be returned to Participants, certificates for whole shares credited to Plan accounts will be issued and cash payments will be made for any fractional shares credited to such Plan accounts.

We intend to use our best efforts to maintain the effectiveness of the Registration Statement filed with the Commission covering the offer and sale of Common Stock under the Plan. However, we have no obligation to offer, issue or sell Common Stock to Initial Investors or Participants under the Plan if, at the time of the offer, issuance or sale, such Registration Statement is for any reason not effective. Also, we may elect not to offer or sell Common Stock under the Plan to Initial Investors or Participants residing in any jurisdiction or foreign country where the burden of expense of compliance with applicable blue sky or securities laws makes such offer or sale there impracticable or inadvisable. In any of these circumstances, dividends, if and when declared, will be paid in cash and any optional cash payments received from such shareholder will be returned.

We reserve the right to interpret and regulate the Plan as we deem necessary or desirable in connection with the Plan’s operations.

USE OF PROCEEDS

We expect to use the proceeds from the sales of shares of Common Stock under the Plan for the purpose of financing the construction of additions to our facilities and for general corporate purposes. We have no basis for estimating the number of shares of Common Stock that ultimately will be sold under the Plan or the prices at which such shares will be sold. We expect to continue to obtain a portion of our capital requirements through external sources with the type, amount and timing of any sales of securities to depend upon market conditions and other factors. We expect to obtain the balance of such requirements from internally generated cash.

DESCRIPTION OF COMMON STOCK

Our Articles of Incorporation authorize 100,000,000 shares of Common Stock without par value and 175,000 shares of Preferred Stock without par value. The Board of Directors has the authority to establish one or more series of Preferred Stock with such terms and rights as the Board may determine. No shares of Preferred Stock are presently outstanding.

Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Under North Carolina law, the election of directors requires a plurality of the votes cast in the election. The Articles require the affirmative vote of a super majority of the outstanding shares of voting stock to approve certain transactions such as actions in connection with business combinations or other changes in control. Shareholders do not have cumulative voting rights.

Our Articles of Incorporation and By-Laws contain certain provisions that could have the effect of delaying, deferring or preventing a change in control. These provisions include:

•	A Board of Directors divided into three classes with staggered terms which means that, as a general matter, only one-third of the Board must stand for re-election at any annual meeting of shareholders;

•	Nominations for the Board, with certain exceptions, must be made at least 60 days prior to the date of a meeting of shareholders; and

•	Directors may be removed for cause only by the affirmative vote of 80% of the outstanding shares entitled to vote in the election of Directors.

Our shareholder rights plan generally provides the Board of Directors and shareholders the right to act to substantially dilute the share ownership position of any person who acquires 15% or more of our Common Stock. These provisions could discourage bids for the Common Stock at a premium and might adversely affect the market price of the Common Stock.

Holders of Common Stock are entitled to receive dividends that may be declared from time to time by the Board of Directors subject to any preferences that may be applicable to any shares of Preferred Stock then outstanding. Some of the agreements under which our long-term debt was issued contain provisions that restrict the amount of cash dividends that may be paid on Common Stock. Under the most restrictive of these provisions, all of our retained earnings were free of such restrictions as of July 31, 2003.

In the event of liquidation, holders of Common Stock are entitled to all assets that remain after satisfaction of creditors and the liquidation preferences of any outstanding Preferred Stock, if any. Holders of Common Stock do not have preemptive rights to purchase additional shares of Common Stock or securities convertible into such shares. There are no redemption provisions on any shares of Common Stock. The outstanding shares of Common Stock are, and the additional shares offered hereby will be, fully paid and non-assessable.

The outstanding shares of Common Stock are, and the additional shares offered hereby will be, listed on the New York Stock Exchange under the trading symbol “PNY.”

The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, New York 10038.

LEGAL MATTERS

Martin C. Ruegsegger, who is our Vice President, Corporate Counsel and Secretary and who is eligible to participate in the Plan, will pass upon the validity of the shares of Common Stock offered by this Prospectus and certain other legal matters. As of December 31, 2003, Mr. Ruegsegger owned 5,781 shares of Common Stock.

EXPERTS

The consolidated financial statements of Piedmont Natural Gas Company, Inc., as of October 31, 2002 and 2001, and for each of the three years in the period ended October 31, 2002, and the related financial statement schedule incorporated in this prospectus by reference from Piedmont Natural Gas Company’s Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.

The consolidated financial statements of North Carolina Natural Gas Corporation as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which expresses an unqualified opinion and includes an explanatory paragraph referring to the change in 2002 in the method of accounting for goodwill and an explanatory paragraph regarding the restatement of the financial statements described in Note 2), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

No person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offering made by this Prospectus, and, if given or made, such information or representations must not be relied upon. This Prospectus does not constitute an offering of any securities other than those to which it relates, or an offering of those to which it relates to any person in any jurisdiction in which such offering may not lawfully be made. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

Appendix A

AUDITED FINANCIAL STATEMENTS

OF

NORTH CAROLINA NATURAL GAS CORPORATION

(As Restated)

North Carolina Natural Gas Corporation

Consolidated Balance Sheets

December 31, 2002 and 2001

	December 31
	2002 Restated(1)	2001 Restated(1)
	(In Thousands)
ASSETS
Utility Plant
Gas utility plant in service	$554,738	$492,001
Accumulated depreciation	(179,086)	(159,897)

Utility plant in service, net	375,652	332,104
Construction work in progress	18,127	60,895

Total Utility Plant, Net	393,779	392,999

Current assets
Cash and cash equivalents	762	711
Accounts receivable, net	34,856	28,383
Unbilled accounts receivable	14,515	—
Income taxes receivable	—	565
Accounts receivable from affiliated companies	3,644	3,701
Inventory	17,198	21,248
Deferred gas costs — unbilled volumes	—	6,002
Restricted cash — expansion fund	5,577	1,129
Other current assets	67	130

Total Current Assets	76,619	61,869

Deferred Debits and Other Assets
Goodwill	43,022	221,593
Unamortized debt expense	2,803	3,282
Diversified business property, net	928	923
Miscellaneous other property and investments	5,690	5,741
Recoverable environmental costs	4,447	4,343
Other assets and deferred debits	104	1,787

Total Deferred Debits and Other Assets	56,994	237,669

Total Assets	$527,392	$692,537

CAPITALIZATION AND LIABILITIES
Capitalization
Common stock, par value $0.10; 100 shares authorized; 100 shares issued and outstanding	$—	$—
Capital in excess of par value	417,645	417,617
Accumulated other comprehensive loss	(5,883)	—
Retained earnings (deficit)	(165,239)	6,708

Total Capitalization	246,523	424,325

Current Liabilities
Accounts payable	36,109	26,437
Accounts payable to affiliated companies	14,567	34,446
Notes payable to affiliated companies	150,000	150,000
Income taxes payable	1,806	—
Interest accrued	426	388
Deferred gas costs	14,300	4,506
Other current liabilities	15,956	13,427

Total Current Liabilities	233,164	229,204

Deferred Credits and Other Liabilities
Accumulated deferred income taxes	27,172	26,887
Accumulated deferred investment tax credits	1,685	1,817
Regulatory liability for income taxes, net	1,382	1,640
Other liabilities and deferred credits	17,466	8,664

Total Deferred Credits and Other Liabilities	47,705	39,008

Total Capitalization and Liabilities	$527,392	$692,537

See Notes to Consolidated Financial Statements.

(1)	See Note 2 to the Consolidated Financial Statements regarding the restatement of financial statements.

North Carolina Natural Gas Corporation

Consolidated Statements of Income and Comprehensive Income

Years Ended December 31, 2002, 2001 and 2000

	Years Ended December 31
	2002 Restated(1)	2001 Restated(1)	2000 Restated(1)
	(In Thousands)
Operating Revenues
Natural gas revenues	$313,930	$318,755	$339,569
Diversified business revenues	58	53	6,029

Total operating revenues	313,988	318,808	345,598

Operating Expenses
Cost of gas	226,802	241,568	271,902
Other operation and maintenance	45,247	40,990	31,081
Goodwill impairment	126,277	—	—
Depreciation and amortization	19,836	23,043	19,458
General taxes	4,303	3,995	3,360
Diversified business expenses	1	104	4,862

Total Operating Expenses	422,466	309,700	330,663

Operating Income (Loss)	(108,478)	9,108	14,935

Other Income	2,266	3,029	7,665
Interest Charges	10,877	6,420	7,323

Income (Loss) before Income Taxes and Cumulative Effect of Accounting Change	(117,089)	5,717	15,277
Income Taxes	2,564	3,391	7,126

Income (Loss) before Cumulative Effect of Accounting Change	(119,653)	2,326	8,151
Cumulative Effect of Accounting Change	(52,294)	—	—

Net Income (Loss)	(171,947)	2,326	8,151
Minimum Pension Liability Adjustment (net of tax of $3,838)	(5,883)	—	—

Comprehensive Income (Loss)	$(177,830)	$2,326	$8,151

See Notes to Consolidated Financial Statements.

(1)	See Note 2 to the Consolidated Financial Statements regarding the restatement of financial statements.

North Carolina Natural Gas Corporation

Consolidated Statements of Cash Flows

Years Ended December 31, 2002, 2001 and 2000

	Years Ended December 31
	2002 Restated(1)	2001 Restated(1)	2000 Restated(1)
	(In Thousands)
Operating Activities
Net Income	$(171,947)	$2,326	$8,151
Adjustments to reconcile net income to net cash provided by operating activities:
Goodwill impairment and cumulative effect of accounting change	178,571	—	—
Depreciation and amortization	20,377	23,865	20,835
Deferred income taxes	3,865	(447)	(212)
Investment tax credit	(132)	(133)	(133)
Deferred fuel credit	9,794	13,589	(4,602)
Net changes in other assets and liabilities:
Accounts receivable from affiliated companies	57	(301)	(3,596)
Accounts receivable, billed and unbilled	(20,988)	20,074	(33,038)
Inventory	4,050	(4,519)	(1,147)
Deferred gas costs — unbilled volumes	6,002	6,304	(6,212)
Other assets	(4,604)	7,282	(5,005)
Accounts payable to affiliated companies	(23,951)	(41,573)	70,687
Accounts payable	9,672	(17,856)	23,803
Current and accrued liabilities	5,521	289	3,448
Other	16	(283)	(2,454)

Net Cash Provided by Operating Activities	16,303	8,617	70,525

Investing Activities
Gross property additions	(20,648)	(68,893)	(92,959)
Proceeds from sale of assets	245	249	12,825
Investments in non-utility activities	51	832	(665)

Net Cash Used in Investing Activities	(20,352)	(67,812)	(80,799)

Financing Activities
Proceeds from issuance of note payable to parent	—	150,000	—
Payments of note payable to parent	—	(123,548)	(11,435)
Net changes in advances from affiliate	4,072	32,215	21,732
Issuance of common stock on deferred compensation plans for retired directors	28	29	30

Net Cash Provided by Financing Activities	4,100	58,696	10,327

Net Increase (Decrease) in Cash and Cash Equivalents	51	(499)	53
Cash and Cash Equivalents at Beginning of the Year	711	1,210	1,157

Cash and Cash Equivalents at End of the Period	$762	$711	$1,210

Supplemental Disclosures of Cash Flow Information
Cash paid (received) during the period:
Interest	$10,906	$5,255	$7,573
Income Taxes	$(3,357)	$938	$9,846
Noncash financing activities —
Equity investment from parent company	$—	$50,000	$3,829

See Notes to Consolidated Financial Statements.

(1)	See Note 2 to the Consolidated Financial Statements regarding the restatement of financial statements.

North Carolina Natural Gas Corporation

Consolidated Statements of Changes in Capitalization

January 1, 2000 to December 31, 2002

	Common Stock Outstanding		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Deficit)	Total Capitalization
	Shares	Amount
	(In Thousands)
Balance, January 1, 2000	100	$—	$363,729	$—	$(3,769)	$359,960
Additional equity investment from parent company			3,829			3,829
Equity compensation			30			30
Net income restated(1)					8,151	8,151

Balance, December 31, 2000 restated(1)	100	$—	$367,588	$—	$4,382	$371,970
Additional equity investment from parent company			50,000			50,000
Equity compensation			29			29
Net income restated(1)					2,326	2,326

Balance, December 31, 2001 restated(1)	100	$—	417,617	$—	$6,708	$424,325
Minimum pension liability adjustment (net of tax)				(5,883)		(5,883)
Equity compensation			28			28
Net loss restated(1)					(171,947)	(171,947)

Balance, December 31, 2002 restated(1)	100	$—	$417,645	$(5,883)	$(165,239)	$246,523

See Notes to Consolidated Financial Statements.

(1)	See Note 2 to the Consolidated Financial Statements regarding the restatement of financial statements.

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

Note 1. Summary of Significant Accounting Policies

A.	Organization

North Carolina Natural Gas Corporation (NCNG or the Company) is a public service company primarily engaged in transporting and distributing natural gas in portions of North Carolina. NCNG is a wholly owned subsidiary of Progress Energy, Inc. (Progress Energy or PGN), which was formed as a result of the reorganization of Carolina Power & Light (CP&L) into a holding company structure on June 19, 2000. All shares of common stock of CP&L were exchanged for an equal number of shares of PGN. On July 1, 2000, CP&L distributed its ownership interest in the stock of NCNG to PGN. PGN is a registered holding company under the Public Utility Holding Company Act (PUCHA) of 1935. Both PGN and its subsidiaries are subject to the regulatory provisions of the PUCHA.

B.	Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the activities of the Company and its majority-owned subsidiaries, NCNG Pineneedle Investment Corporation, NCNG Cardinal Pipeline Investment Corporation, and Cape Fear Energy Corporation. Significant intercompany balances and transactions have been eliminated in consolidation except as permitted by Statement of Financial Accounting Standards (SFAS) No. 71, “Accounting for the Effects of Certain Types of Regulation,” which provides that profits on intercompany sales to regulated affiliates are not eliminated if the sales price is reasonable and the future recovery of the sales price through the rate making process is probable. The accounting records are maintained in accordance with uniform systems of accounts prescribed by the North Carolina Utilities Commission (NCUC).

C.	Use of Estimates and Assumptions

In preparing financial statements that conform with accounting principles generally accepted in the United States of America, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

D.	Cash

The Company considers cash and cash equivalents to include unrestricted cash on hand, cash in banks, and temporary investments with a maturity of three months or less.

E.	Utility Plant and Depreciation

Utility plant in service is stated at historical cost less accumulated depreciation. The Company capitalizes all construction-related direct labor and material costs of units of property as well as indirect construction costs. The cost of renewals and betterments is also capitalized. Maintenance and repairs of property, and replacements and renewals of items determined to be less than units of property, are charged to maintenance expense as incurred. The cost of units of property replaced, renewed or retired, plus removal or disposal costs, less salvage, is charged to accumulated depreciation. Subsequent to the acquisition of NCNG by PGN, utility plant continues to be presented on a gross basis to reflect the treatment of such plant in cost-based regulation.

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements — (Continued)

The balances of utility plant in service at December 31 are listed below with a range of depreciable lives for each:

	2002	2001
	(In Thousands)
Transmission plant (24-50 years)	$247,489	$223,779
Distribution plant (22-50 years)	224,165	203,171
General plant (5-37 years)	53,723	37,543
Natural gas storage and processing plant (16–30 years)	26,257	24,638
Capital leases	1,380	1,146
Intangible plant	991	991
Production plant (44 years)	733	733

Gas utility plant in service	554,738	492,001
Accumulated depreciation	(179,086)	(159,897)

Utility plant in service, net	$375,652	$332,104

The Company is engaged in a capital lease with Exxon for use of a six-inch pipeline in Wilmington, NC. The initial lease agreement was entered into during 1997 for a term of five years. The agreement contains an automatic renewal provision with an annual rent escalation factor of 2.65%. The agreement will continue in perpetuity after the conclusion of the initial term, unless notice of termination is provided no less than twenty-four months prior to the effective date of termination. The outstanding obligation under this lease for the next twenty-four months was $462 thousand and $435 thousand at December 31, 2002 and 2001, respectively.

Allowance for funds used during construction (AFUDC) represents the estimated debt and equity costs of capital funds necessary to finance the construction of new regulated assets. As prescribed in the regulatory uniform systems of accounts, AFUDC is charged to the cost of the plant. The equity funds portion of AFUDC is credited to other income and the borrowed funds portion is credited to interest charges. Regulatory authorities consider AFUDC an appropriate charge for inclusion in the rates charged to customers by the utilities over the service life of the property. The total equity funds portion of AFUDC was $0.8 million, $2.1 million and $2.5 million in 2002, 2001 and 2000, respectively. The total borrowed funds portion of AFUDC was $0.5 million, $1.2 million and $1.5 million in 2002, 2001 and 2000, respectively. The composite AFUDC rate for NCNG’s gas utility plant was 10.09% in 2002, 2001 and 2000.

F.	Depreciation and Amortization

For financial reporting purposes, depreciation of utility plant is computed on the straight-line method based on the estimated remaining useful life of the property, adjusted for estimated net salvage. Depreciation provisions as a percent of average depreciable property were approximately 3.7% in 2002, 2001 and 2000. Depreciation provisions totaled $19.8 million, $17.2 million and $13.5 million in 2002, 2001 and 2000, respectively.

Effective January 1, 2002 the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” and no longer amortizes goodwill. Prior to the adoption of SFAS No. 142, the Company amortized goodwill on a straight-line basis over a period not exceeding 40 years.

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements — (Continued)

G.	Diversified Business Property

Diversified business property consists of land, which had a balance of $928 thousand and $923 thousand at December 31, 2002 and 2001, respectively.

H.	Inventory

Inventory is carried at average cost. As of December 31, 2002 and 2001, inventory was comprised of:

	2002	2001
	(In Thousands)
Fuel	$12,300	$16,136
Materials and supplies	4,898	5,112

Total Inventory	$17,198	$21,248

I.	Impairment of Long-Lived Assets and Investments

The Company reviews the recoverability of long-lived and intangible assets whenever impairment indicators exist. Examples of these indicators include current period losses, combined with a history of losses or a projection of continuing losses, or a significant decrease in the market price of a long-lived asset group. If an indicator exists, then the asset group is tested for recoverability by comparing the carrying value to the sum of undiscounted expected future cash flows directly attributable to the asset group. If the asset group is not recoverable through undiscounted cash flows, then an impairment loss is recognized for the difference between the carrying value and the fair value of the asset group. The accounting for impairment of assets is based on SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which was adopted by the Company effective January 1, 2002. Prior to the adoption of this standard, impairments were accounted for using SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” which was superceded by SFAS No. 144.

J.	Cost-Based Regulation

The Company’s regulated operations are subject to SFAS No. 71. SFAS No. 71 allows a regulated company to record costs that have been or are expected to be allowed in the ratemaking process in a period different from the period in which the costs would be charged to expense by a nonregulated enterprise. Accordingly, the Company records assets and liabilities that result from the regulated ratemaking process that would not be recorded under GAAP for nonregulated entities. These regulatory assets and liabilities represent expenses deferred for future recovery from customers or obligations to be refunded to customers and are primarily classified in the accompanying Consolidated Balance Sheets as regulatory assets and regulatory liabilities (See Note 6A).

K.	Income Taxes

PGN and its affiliates file a consolidated federal income tax return. Federal income taxes are provided as if the Company filed a separate return. Amounts shown as income taxes payable are due to PGN. Deferred income taxes have been provided for temporary differences. These occur when there are differences between the book and tax carrying amounts of assets and liabilities. Investment

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements — (Continued)

tax credits related to regulated operations have been deferred and are being amortized over the estimated service life of the related properties (See Note 8).

L.	Derivatives

Effective January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133”. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure those instruments at fair value.

M.	Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts receivable, which totaled approximately $2.0 million at December 31, 2002 and 2001. The allowance is based on specific accounts identified as uncollectible and an estimate of the uncollectible amounts in the remaining balance based on the Company’s collection experience.

N.	Unamortized Debt Premiums, Discounts and Expenses

Any expenses or call premiums associated with the reacquisition of debt obligations are recorded as a regulatory asset and amortized over the remaining life using the straight-line method consistent with ratemaking treatment.

O.	Revenue Recognition

In the year ended December 31, 2002, the Company performed an analysis of its revenue recognition practices and changed the way it records revenues and cost of gas related to volumes delivered but not yet billed. Recording unbilled revenues implements the practice in use by most gas utilities. NCNG previously followed the practice of rendering customer bills on a cycle basis throughout each month and recording revenue at the time of billing. The Company deferred the cost of gas delivered but unbilled due to cycle billing and recognized the revenue and related cost of gas in the period in which it was billed. Recording unbilled revenues changes the timing of revenue recognition from the cycle-billing method to the accrual method based on when the service is provided. The effect on earnings for the year ended December 31, 2002 was an after-tax increase in earnings of approximately $2.1 million.

P.	Fuel Cost Deferrals

Cost of gas includes gas costs or recoveries that are deferred through purchased gas adjustment provisions established by the NCUC. The provisions allow NCNG to recover the costs of gas purchased for resale through customer rates.

Q.	Environmental

The Company accrues environmental remediation liabilities when the criteria for SFAS No. 5, “Accounting for Contingencies,” has been met. The Company defers environmental expenditures consistent with rate making treatment (See Note 6B). Accruals for estimated losses from

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements — (Continued)

environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as additional information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value (See Note 11).

R.	Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, notes payable and accounts payable approximate their fair values due to the short-term maturities of these financial instruments.

S.	Benefit Plans

The Company follows the guidance in SFAS No. 87, “Employers’ Accounting for Pensions,” to account for its defined benefit retirement obligations. In addition to pension benefits, the Company provides other postretirement benefits which are accounted for using SFAS No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” See Note 10 for related disclosures for these plans.

T.	Impact of New Accounting Standards

The Financial Accounting Standards Board (FASB) issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” in July 2001. This statement provides accounting and disclosure requirements for retirement obligations associated with long-lived assets and is effective January 1, 2003. This statement requires that the present value of retirement costs for which NCNG has a legal obligation be recorded as liabilities with an equivalent amount added to the asset cost and depreciated over an appropriate period. The liability is then accreted over time by applying an interest method of allocation to the liability. Cumulative accretion and accumulated depreciation will be recognized for the time period from the date the liability would have been recognized had the provisions of this statement been in effect, to the date of adoption of this Statement. The cumulative effect of implementing this Statement is to be recognized as a change in accounting principle. The adoption of this statement will have no impact on NCNG’s net income.

NCNG has previously recognized removal costs as a component of depreciation in accordance with regulatory treatment. To the extent these amounts do not represent SFAS No. 143 legal retirement obligations, they will be disclosed as regulatory liabilities upon adoption of the standard.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt — an amendment of Accounting Principles Board (APB) Opinion No. 3,” which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria set forth by APB Opinion 30 will now be used to classify those gains and losses. Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. For NCNG, any expenses or call premiums associated with the reacquisition of debt obligations are amortized over the remaining life of the original debt using the straight-line method consistent with ratemaking treatment. SFAS No. 145 also amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS No. 145 amends other existing authoritative

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements — (Continued)

pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. For the provisions related to the rescission of SFAS No. 4, SFAS No. 145 is effective for NCNG beginning in fiscal year 2003. The remaining provisions of SFAS No. 145 were effective for NCNG in fiscal year 2002. Adoption of this statement will have no impact on NCNG’s results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123,” and provided alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement requires that companies having a year-end after December 15, 2002 follow the prescribed format and provide the additional disclosures in their annual reports. NCNG applies the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees” as allowed by SFAS Nos. 123 and 148, and related interpretations in accounting for its stock-based compensation plans as described in Note 9.

The following table illustrates the effect on NCNG’s net income if NCNG had applied the fair value recognition provisions of SFAS No. 123 to the stock option plan. NCNG did not record any stock option expense in 2002 or 2001. The stock option plan was not in effect in 2000.

	2002	2001
	(In Thousands)
Net income, as reported	$(171,947)	$2,326
Deduct: Total stock option expense determined under fair value method for all awards, net of related tax effects	175	38

Proforma net income	$(172,122)	$2,288

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34” (FIN No. 45). This interpretation clarifies the disclosures to be made by a guarantor in its interim and annual financial statements about obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. NCNG is currently evaluating the effects, if any, that this interpretation will have on its results of operations and financial position.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51” (FIN No. 46). This interpretation, which is effective January 1, 2004, provides guidance related to identifying variable interest entities (previously known as special purpose entities or SPEs) and determining whether such entities should be consolidated. Certain disclosures are required when FIN No. 46 becomes effective if it is reasonably possible that a company will consolidate or disclose information about a variable interest entity when it initially

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements — (Continued)

applies FIN No. 46. NCNG is currently evaluating what effects, if any, this interpretation will have on its results of operations and financial position.

In June 2002, the Emerging Issues Task Force (EITF) reached consensus on a portion of Issue 02-03, “Accounting for Contracts Involved in Energy Trading and Risk Management Activities.” EITF Issue 02-03 is effective for financial statements issued for periods ending after July 15, 2002, and requires all gains and losses (realized or unrealized) on energy trading contracts to be shown on a net basis in the income statement. NCNG’s policy already required the gains and losses to be recorded on a net basis. NCNG does not recognize a dealer profit or unrealized gain or loss at the inception of a derivative unless the fair value of that instrument, in its entirety, is evidenced by quoted market prices or current market transactions.

Note 2. Restatement of Financial Statements

Subsequent to the issuance of the Company’s 2002 consolidated financial statements, the Company determined it had not properly calculated its estimate of lost and unaccounted for gas volumes in 2002, 2001 and 2000. As a result, the Company understated the Cost of gas in 2001 and 2000 resulting in an overstatement of Deferred gas costs-unbilled volumes in 2001. Revenues and Cost of gas were overstated in 2002 resulting in an overstatement of Unbilled accounts receivable and an understatement of the Deferred gas costs liability.

The Company has restated the 2002, 2001 and 2000 consolidated financial statements from amounts previously reported to properly account for the actual lost and unaccounted for gas volumes.

A summary of the significant effects of the restatement is as follows:

	As Previously Reported	As Restated
2002
Natural gas revenues	$316,423	$313,930
Cost of gas	$230,617	$226,802
Loss before Income Taxes and Cumulative Effect of Accounting Change	$(118,411)	$(117,089)
Income Taxes	$2,042	$2,564
Loss before Cumulative Effect of Accounting Change	$(120,453)	$(119,653)
Net Loss	$(172,747)	$(171,947)
Comprehensive Loss	$(178,630)	$(177,830)
Unbilled accounts receivable	$16,565	$14,515
Retained earnings (deficit)	$(163,733)	$(165,239)
Income taxes payable	$2,790	$1,806
Deferred gas costs	$13,860	$14,300

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements — (Continued)

	As Previously Reported	As Restated
2001
Cost of gas	$240,672	$241,568
Income before Income Taxes and Cumulative Effect of Accounting Change	$6,613	$5,717
Income Taxes	$3,745	$3,391
Income before Cumulative Effect of Accounting Change	$2,868	$2,326
Net Income	$2,868	$2,326
Comprehensive Income	$2,868	$2,326
Income taxes receivable	$—	$565
Deferred gas costs — unbilled volumes	$9,814	$6,002
Retained earnings (deficit)	$9,014	$6,708
Income taxes payable	$941	$—
2000
Cost of gas	$268,986	$271,902
Income before Income Taxes and Cumulative Effect of Accounting Change	$18,193	$15,277
Income Taxes	$8,278	$7,126
Income before Cumulative Effect of Accounting Change	$9,915	$8,151
Net Income	$9,915	$8,151
Comprehensive Income	$9,915	$8,151

Note 3. Acquisitions and Dispositions

On July 15, 1999, the Company was acquired by CP&L for an aggregate purchase price of approximately $364 million, including approximately $3.7 million of merger related costs. As a result of the merger, the former common shareholders of NCNG now own common shares of PGN. The merger was accounted for as a purchase of the Company’s net assets with approximately 8.3 million shares of CP&L Common Stock issued through the conversion of each outstanding NCNG share into .8054 of a share of CP&L Common Stock (fractional shares were paid in cash). Goodwill of approximately $240 million was recorded in connection with the purchase, which represented the excess of the purchase price over the Company’s net assets after fair value adjustments. Effective January 1, 2002, goodwill, which was being amortized on a straight-line basis over 40 years, is no longer subject to amortization over its estimated useful life (See Note 4).

On September 29, 2000, NCNG sold its propane business for $14.3 million. The sale resulted in a pretax gain of $2.4 million.

On October 16, 2002, PGN announced its intention to sell NCNG to Piedmont Natural Gas Company, Inc. for approximately $417.5 million in gross proceeds. The sale is expected to close by summer 2003 and must be approved by the NCUC and federal regulatory agencies.

Note 4. Goodwill

Effective January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” This statement clarifies the criteria for recording of other intangible assets separately from goodwill. Effective January 1, 2002, goodwill is no longer subject to amortization over

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements — (Continued)

its estimated useful life. Instead, goodwill is subject to at least an annual assessment for impairment by applying a two-step fair-value based test.

In accordance with the provisions of SFAS No. 142, the Company completed the transitional impairment test within six months of adoption, which resulted in a non-cash charge of approximately $52.3 million to reduce the carrying value of goodwill. The initial impairment of $52.3 million is reflected net of tax as a cumulative effect of an accounting change in the consolidated statement of income. In addition, the Company performed the annual impairment test in the third quarter 2002, and recognized an additional goodwill impairment of $126.3 million based on the expected proceeds from the sale of NCNG (See Note 3), which is shown as goodwill impairment on the consolidated statement of income.

A reconciliation of net income as if SFAS No. 142 had been adopted is presented below for years ending December 31.

	2001	2000
	(In Thousands)
Reported net income	$2,326	$8,151
Goodwill amortization (net of tax)	3,572	3,543

Adjusted net income	$5,898	$11,694

Note 5. Related Party Transactions

NCNG participates in an internal money pool, operated by the parent company, PGN, to more effectively utilize cash resources and to reduce outside short-term borrowings. Short-term borrowing needs are met first by available funds of the money pool participants. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Subsidiaries of PGN, which invest in the money pool, earn interest on a basis proportionate to their average monthly investment. The interest rate used to calculate earnings approximates external interest rates. The weighted-average interest rates associated with such money pool balances were 2.18% and 4.47% at December 31, 2002 and 2001, respectively. Funds may be withdrawn from or repaid to the pool at any time without prior notice. At December 31, 2002 and 2001, NCNG had $8.0 million and $3.9 million, respectively, payable to the money pool, which is included in accounts payable to affiliated companies on the Consolidated Balance Sheets. The Company recorded interest income on money pool lending totaling $0.2 million during 2002 and interest expense on money pool borrowings totaling $0.1 million, $1.9 million and $0.4 million during 2002, 2001 and 2000, respectively. In December 2001, PGN converted $50 million in money pool debt to an equity investment in NCNG.

During the years ended December 31, 2002, 2001 and 2000, gas sales from NCNG to CP&L and Florida Power Corporation (an affiliated company) totaled $19.5 million, $18.8 million and $5.9 million, respectively.

During 2000, PGN formed Progress Energy Service Company, LLC (PESC) to provide specialized services, at cost, to PGN and its subsidiaries, as approved by the SEC. NCNG has an agreement with PESC under which services, including purchasing, accounting, treasury, tax, marketing, legal and human resources are rendered to NCNG at cost. Amounts billed to NCNG by PESC for these services during 2002 and 2001 totaled $16.3 million and $15.1 million, respectively. NCNG was not billed for these services in 2000 because an amount was not determinable.

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements — (Continued)

At December 31, 2002 and 2001, NCNG had payables of $14.6 million and $30.5 million, respectively, to PGN and its subsidiaries that are included in accounts payable to affiliated companies on the Consolidated Balance Sheets. Receivables from PGN and its subsidiaries totaled $3.6 million and $3.7 million in 2002 and 2001, respectively. These receivables are included in accounts receivable from affiliated companies on the Consolidated Balance Sheets.

On December 15, 2001, NCNG restructured its $150.0 million line of credit with PGN to a term note with a fixed interest rate. At December 31, 2002 and 2001, there was $150.0 million outstanding under this facility at an interest rate of 6.425%.

Note 6. Regulatory Matters

A.	Regulatory Assets and Liabilities

As a regulated entity, NCNG is subject to the provisions of SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation.” Accordingly, NCNG records certain assets and liabilities resulting from the effects of the ratemaking process, which would not be recorded under generally accepted accounting principles for unregulated entities.

At December 31, 2002 and 2001, the balances of the Company’s regulatory assets (liabilities) were as follows:

	2002	2001
	(In Thousands)
Loss on reacquired debt	$2,803	$3,282
Deferred environmental costs	4,447	4,343
Deferred gas	(14,300)	(4,506)
Income taxes recoverable through future rates	(1,382)	(1,640)

Total	$(8,432)	$1,479

All regulatory assets included in the table above earn a return.

The Company monitors the regulatory and competitive environment in which it operates to determine that regulatory assets continue to be probable of recovery. At some point in the future, if it is determined that all or a portion of these regulatory assets no longer meet the criteria for continued application of SFAS No. 71, then the Company would be required to write-off that portion which it could not recover, net of any regulatory liabilities which would be deemed no longer necessary.

B.	Retail Rate Matters

On October 27, 1995, the NCUC issued its Order granting a general rate increase amounting to approximately $4.2 million in annual revenues effective November 1, 1995. The Order provided for a rate of return on net investment of 10.09% but, pursuant to the Stipulation of Settlement, did not state separately the rate of return on common equity or the capital structure used to calculate revenue requirements. The Order provided for significant rate design changes by increasing residential and commercial rates while reducing industrial sales and transportation rates to recognize, among other things, the differences in costs of servicing the various customer classes. The Order also established several new rate schedules, including an economic development rate to assist in attracting new industry to the Company’s service area and a rate to provide standby, on-peak gas supply service to industrial and other customers whose gas service would otherwise be interrupted. In conjunction with

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements — (Continued)

the acquisition by CP&L, NCNG signed a stipulation agreement with the Public Staff of the NCUC in which the Company agreed to cap margin rates for gas sales and transportation service, with limited exceptions, through November 1, 2003. Management is of the opinion that this agreement will not impair the Company’s ability to recover prudent costs through rates and will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

As part of the October 27, 1995, Rate Order, the NCUC approved continued use of the Weather Normalization Adjustment (WNA) for the space-heating market, originally approved in the December 6, 1991 Rate Order. The WNA stabilizes the Company’s winter revenues and customers’ bills by adjusting rates when weather deviates from normal. The non-gas component of rates for space heating customers is adjusted upward when weather is warmer than normal and downward when weather is colder than normal. The WNA increased net billings to customers by $2.4 million, $1.6 million and $0.9 million for 2002, 2001 and 2000, respectively.

Also as a part of the October 27, 1995 Rate Order, the NCUC approved establishment of the Price Sensitive Volume Adjustment (PSVA). The PSVA protects the Company against loss of load from eight large, fuel-switchable customers using heavy fuel oil as an alternative fuel, while providing that all actual margins earned on deliveries of gas to such customers should be flowed through to all other customers. This mechanism was modified as part of the rate rebalancing agreement described below to reflect a sharing of the margin earned between the Company and its customers.

The Company defers reasonable costs in connection with the investigation and remediation of former manufactured gas plant (MGP) sites. As a part of the October 27, 1995 Rate Order, the NCUC approved the accounting for and recovery in rates of costs associated with environmental assessments and remediation of a former MGP in Kinston, North Carolina. The NCUC found that NCNG acted in a reasonable and prudent manner, and, accordingly, approved the Company’s proposal to recover an annualized amount of MGP costs based on amounts expended, net of recoveries from third parties.

In February 2002, NCNG filed a general rate case with the NCUC requesting an annual rate increase of $47.6 million. On May 3, 2002, NCNG withdrew the application, based upon the NCUC Public Staff’s and other parties’ interpretation of the order approving the merger of CP&L and NCNG that such a case was not permitted until 2003. On May 16, 2002, NCNG filed a request to increase its margin rates and rebalance its rates with the NCUC, requesting an annual rate increase of $4.1 million to recover costs associated with specific system improvements. On September 23, 2002, the NCUC issued its order approving the $4.1 million rate increase. The rate increase was effective October 1, 2002.

In February 1993, the NCUC issued its Order establishing an Expansion Fund (Fund) for the Company to be funded initially by refunds the Company had received from its pipeline suppliers. The Fund provides financing for the extension of natural gas service into areas that otherwise would not be economically feasible to serve. These refunds, along with interest thereon, are periodically remitted to the NCUC. The balance not yet remitted was $5.6 million and $1.1 million at December 31, 2002 and 2001, respectively.

In April 1998, the Company filed an application with the NCUC to extend its pipeline 38 miles to provide natural gas service to Bertie and Martin Counties using the Fund. In July 1998, the Company filed an amendment to extend this project an additional six miles to Robersonville in Martin County. The amended main extension project would run approximately 44 miles from

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements — (Continued)

Ahoskie to Robersonville and cost $12.6 million. The negative net present value of the project requested from the Fund was $7.5 million. Hearings were held in September 1998 and a Commission Order was issued in November 1998 approving $7.5 million from the Fund. On July 1, 1999, the Company filed a petition for additional funding of $2.8 million due to the closing of an industrial plant. The NCUC issued an order in October 1999 approving an additional $2.8 million from the Fund. This line was completed in December 2000 at a total cost of $12.2 million.

In August 2000, the Company filed an application with the NCUC to extend its pipelines approximately 12.8 miles to provide natural gas service to Tabor City in Columbus County. The negative net present value of the project requested from the Fund was $3.4 million. Hearings were held in January and February 2001 and a Commission Order was issued in March 2001 approving $3.4 million from the Expansion Fund. This line was completed in the spring of 2002. NCNG filed for and received a reimbursement of $3.1 million in October 2002 and received the balance of $0.3 million in February 2003.

The NCUC’s annual review of the Company’s gas costs for the 12 months ended October 31, 2001 was held in April 2002. The NCUC issued an order on July 2, 2002 approving NCNG’s gas costs and gas purchasing practices for the review period. NCNG requested purchased gas adjustments three times in 2002 for total net increases of $20.1 million, six times in 2001 for net decreases of $56.2 million and five times in 2000 for net increases of $86.5 million.

Both of the Company’s interstate pipeline suppliers, Transcontinental Gas Pipe Line Corporation (Transco) and Columbia Gas Transmission Corporation (Columbia), have ongoing rate and certificate matters under jurisdiction of the Federal Energy Regulatory Commission (FERC). Transco implemented new rates in September 2002 reflecting the settlement of most issues in their general rate case with the remaining issues going to hearing with a resolution expected in 2003. The Company does not expect that any regulatory decisions or court orders will have a material impact on its consolidated financial position, results of operations, or cash flows because all prudently incurred gas costs, including interstate pipeline capacity and storage service costs, are eligible for immediate recovery from the Company’s customers, and refunds from interstate pipelines must be transferred to the Expansion Fund or refunded directly to the Company’s customers.

Note 7. Risk Management & Derivative Activities

The Company may enter into certain forward and option contracts involving physical delivery of gas that reduce exposure to market fluctuations relative to the price and delivery of gas. No such contracts were designated as hedges for accounting purposes in 2002, 2001 and 2000. The gains and/or losses on such contracts were not material during 2002, 2001 and 2000. Also, the Company did not have a material outstanding position in such contracts at December 31, 2002 and 2001.

Note 8. Income Taxes

Deferred income taxes are provided for temporary differences between book and tax basis of assets and liabilities. Investment tax credits related to regulated operations are amortized over the service life of the related property. A regulatory asset or liability has been recognized for the impact of tax expenses or benefits that are recovered or refunded in different periods by the utilities pursuant to rate orders.

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements — (Continued)

Net accumulated deferred income tax liabilities at December 31 are:

	2002	2001
	(In Thousands)
Accelerated depreciation and property cost differences	$37,817	$33,912
Deferred costs	1,107	1,296
Other postretirement benefits	(6,059)	(2,057)
Other postemployment benefits	(1,409)	(1,209)
Regulatory liability related to income taxes	(3,834)	(3,834)
Reserves	(776)	(809)
Voluntary employee beneficiary association program benefits	(53)	29
Miscellaneous other temporary differences, net	379	(441)

Net accumulated deferred income tax liability	$27,172	$26,887

Reconciliations of the Company’s effective income tax rate to the statutory federal income tax rate are:

	2002	2001	2000
Effective income tax rate	(1.5)%	59.3%	46.6%
State income taxes, net of federal benefit	0.1	(8.2)	(5.8)
Amortization of investment tax credits	(0.1)	2.3	0.9
Amortization of excess deferred income taxes	(0.2)	5.1	1.9
Goodwill amortization/impairment	36.9	(36.1)	(13.9)
Allowance for funds used during construction	(0.2)	12.8	5.8
Other differences	—	(0.2)	(0.5)

Statutory federal income tax rate	35.0%	35.0%	35.0%

The provisions for income tax expense before cumulative effect of accounting charge are comprised of:

	2002	2001	2000
	(In Thousands)
Income tax expense (credit):
Current — federal	$(1,061)	$2,820	$4,621
state	(343)	597	1,441
Deferred — federal	3,113	(451)	(257)
state	751	4	45
Investment tax credit	(132)	(132)	(132)

Subtotal	2,328	2,838	5,718
Income taxes charged to non-utility operations — federal	396	451	1,541
state	(160)	102	(133)

Total	$2,564	$3,391	$7,126

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements — (Continued)

Note 9. Stock Based Compensation

NCNG accounts for stock-based compensation in accordance with the provisions of APB Opinion No. 25, as allowed by SFAS Nos. 123 and 148.

A.	Employee Stock Ownership Plan

Progress Energy sponsors the Progress Energy 401(k) Savings and Stock Ownership Plan (401(k)) for which substantially all full-time non-bargaining unit employees and certain part-time non-bargaining employees within participating subsidiaries are eligible. NCNG participates in the 401(k). The 401(k), which has matching and incentive goal features, encourages systematic savings by employees and provides a method of acquiring Progress Energy common stock and other diverse investments. The 401(k), as amended in 1989, is an Employee Stock Ownership Plan (ESOP) that can enter into acquisition loans to acquire Progress Energy common stock to satisfy 401(k) common share needs. Qualification as an ESOP did not change the level of benefits received by employees under the 401(k). Common stock acquired with the proceeds of an ESOP loan is held by the 401(k) Trustee in a suspense account. The common stock is released from the suspense account and made available for allocation to participants as the ESOP loan is repaid. Such allocations are used to partially meet common stock needs related to Progress Energy matching and incentive contributions and/or reinvested dividends.

There were 4,616,400 and 5,199,388 ESOP suspense shares at December 31, 2002 and 2001, respectively, with a fair value of $200.1 million and $234.1 million, respectively. NCNG’s matching and incentive goal compensation cost under the 401(k) is determined based on matching percentages and incentive goal attainment as defined in the plan. Such compensation cost is allocated to participants’ accounts in the form of Progress Energy common stock, with the number of shares determined by dividing compensation cost by the common stock market value at the time of allocation. The 401(k) common stock share needs are met with open market purchases and with shares released from the ESOP suspense account. NCNG’s matching and incentive cost met with shares released from the suspense account totaled approximately $0.4 million for the year ended December 31, 2002 and $0.2 million for the years ended December 31, 2001 and 2000, respectively.

B.	Stock Option Agreements

Pursuant to Progress Energy’s 1997 Equity Incentive Plan, Amended and Restated as of September 26, 2001, Progress Energy may grant options to purchase shares of common stock to officers and eligible employees. During 2002 and 2001, respectively, approximately 2.9 million and 2.4 million common stock options were granted to officers and eligible employees of Progress Energy. Of this amount, approximately 43,220 and 33,100 were granted to officers and eligible employees of NCNG, respectively. No compensation expense was recognized under the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees and Related Interpretations.” There were 39,220 and 29,220 stock options outstanding to employees of NCNG as of December 31, 2002 and 2001, respectively.

C.	Other Stock-Based Compensation Plans

Progress Energy has additional compensation plans for officers and key employees that are stock-based in whole or in part. NCNG participates in these plans. The two primary active stock-based compensation programs are the Performance Share Sub-Plan (PSSP) and the Restricted Stock

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements — (Continued)

Awards program (RSA), both of which were established pursuant to Progress Energy’s 1997 Equity Incentive Plan.

Under the terms of the PSSP, officers and key employees are granted performance shares on an annual basis that vest over a consecutive three-year period. Each performance share has a value that is equal to, and changes with, the value of a share of Progress Energy’s common stock, and dividend equivalents are accrued on, and reinvested in, the performance shares. The PSSP has two equally weighted performance measures, both of which are based on Progress Energy’s results as compared to a peer group of utilities. Compensation expense is recognized over the vesting period based on the expected ultimate cash payout. Compensation expense is reduced by any forfeitures.

The RSA allows Progress Energy to grant shares of restricted common stock to key employees. The restricted shares vest on a graded vesting schedule over a minimum of three years. There were 6,800 shares of restricted stock outstanding for key employees of NCNG at December 31, 2002 and 2001.

Compensation expense, which is based on the fair value of common stock at the grant date, is recognized over the applicable vesting period and is reduced by forfeitures. NCNG is allocated expense from Progress Energy based on the restricted shares outstanding for NCNG employees. The total amount for NCNG’s other stock based compensation plans was $0.1 million during 2002 and 2001, respectively and $0.2 million during 2000.

Note 10. Postretirement Benefit Plans

A.	Pension Benefits

The Company has a noncontributory defined benefit retirement (pension) plan for substantially all full-time employees. The Company also has a supplementary defined benefit pension plan that provides benefits to higher level employees. No additional benefits are being earned under the supplementary plan.

The components of net periodic pension (benefit) cost are:

	2002	2001	2000
	(In Thousands)
Service cost	$501	$433	$446
Interest cost	2,252	2,275	2,201
Expected return on plan assets	(2,906)	(2,889)	(2,823)
Amortization of prior service cost	29	22	33
Recognized net actuarial gain	—	(214)	—

Net periodic pension (benefit) cost	$(124)	$(373)	$(143)

The weighted-average discount rate used to measure the pension obligation was 6.6% in 2002 and 7.5% in 2001, respectively. The weighted-average rate of increase in future compensation used to measure the pension obligation was 4.0% in 2002, 2001 and 2000. The expected long-term rate of return on pension plan assets used in determining the net periodic pension benefit was 9.25% in 2002, 2001 and 2000.

Prior service costs and benefits are amortized on a straight-line basis over the average remaining service period of active participants. Actuarial gains and losses in excess of 10.0% of the greater of

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements — (Continued)

the pension obligation or the market-related value of assets are amortized over the average remaining service period of active participants.

Reconciliations of the changes in the plans’ benefit obligations and the plans’ funded status is:

	2002	2001
	(In Thousands)
Change in benefit obligation
Benefit obligation at beginning of period	$32,253	$31,108
Service cost	501	433
Interest cost	2,235	2,275
Actuarial (gain) loss	3,226	(91)
Benefits paid	(1,765)	(1,558)
Amendments	—	86

Benefit obligation at end of period	36,450	32,253

Change in plan assets
Fair value of plan assets at beginning of period	27,650	29,796
Actual return on plan assets	(3,755)	(716)
Employer contributions	128	128
Benefits paid	(1,766)	(1,558)

Fair value of plan assets at end of period	22,257	27,650

Funded status	(14,193)	(4,603)
Unrecognized net actuarial loss (gain)	(10)	5,097
Unrecognized prior service cost	14,984	19
Minimum pension liability adjustment	(9,721)	—

Prepaid (accrued) pension cost, net	$(8,940)	$513

The accrued pension cost of $8.9 million at December 31, 2002 is included in other liabilities and deferred credits in the accompanying Consolidated Balance Sheets. The net prepaid pension cost of $0.5 million at December 31, 2001 is recognized in the accompanying Consolidated Balance Sheets as prepaid pension cost of $2.0 million, which is included in other assets and deferred debits, and accrued benefit cost of $1.5 million, which is included in other liabilities and deferred credits. The defined benefit plans with accumulated benefit obligations in excess of plan assets had projected benefit obligations totaling $36.5 million and $1.5 million at December 31, 2002 and 2001, respectively. Those plans had accumulated benefit obligations totaling $31.2 million and $1.5 million, respectively, plan assets totaling $22.3 million at December 31, 2002, and no plan assets at December 31, 2001.

Due to a combination of decreases in the fair value of plan assets and a decrease in the discount rate used to measure the pension obligation, a minimum pension liability adjustment of $9.7 million was recorded at December 31, 2002. This adjustment resulted in an after tax charge of $5.9 million to accumulated other comprehensive loss, a component of common stock equity.

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements — (Continued)

B.	Retiree Health and Life Insurance Benefits

In addition to pension benefits, the Company provides contributory other postretirement benefits (OPEB), including certain health care and life insurance benefits, for retired employees who meet specified criteria.

The components of net periodic OPEB cost are:

	2002	2001	2000
	(In Thousands)
Service cost	$325	$353	$472
Interest cost	695	693	668
Amortization of prior service cost	21	71	107
Amortization of transition obligation	183	215	237
Amortization of actuarial gain	(39)	(23)	(34)

Net periodic benefit cost	$1,185	$1,309	$1,450

Prior service costs and benefits are amortized on a straight-line basis over the average remaining service period of active participants. Actuarial gains and losses in excess of 10.0% of the greater of the OPEB obligation or the market-related value of assets are amortized over the average remaining service period of active participants.

Reconciliations of the changes in the plan’s benefit obligations and the plan’s funded status are:

	2002	2001
	(In Thousands)
Change in benefit obligation
Benefit obligation at beginning of period	$9,406	$10,906
Service cost	325	353
Interest cost	695	693
Actuarial loss (gain)	1,512	(645)
Benefits paid	(513)	(406)
Amendments	—	(1,495)

Benefit obligation at end of period	11,425	9,406

Change in plan assets
Fair value of plan assets at beginning of period	—	—
Employer contributions	513	406
Benefits paid	(513)	(406)

Fair value of plan assets at end of period	—	—

Funded status	(11,425)	(9,406)
Unrecognized net actuarial (gain) loss	3,041	1,490
Unrecognized transition obligation	1,842	2,025
Unrecognized prior service cost	147	168

Accrued postretirement benefit liability	$(6,395)	$(5,723)

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements — (Continued)

The assumptions used to measure the OPEB obligation are:

	2002	2001
Weighted average discount rate	6.6%	7.5%
Initial medical cost trend rate for pre-Medicare benefits	7.5%	7.5%
Initial medical cost trend rate for post-Medicare benefits	7.5%	7.5%
Ultimate medical cost trend rate	5.25%	5.0%
Year ultimate medical cost trend rate is achieved	2009	2008

The assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have had the following effects for the year ended 2002:

(In Thousands)
One Percentage Point Increase
Effect on total of service and interest cost components	$159
Effect on postretirement benefit obligation	$1,130

One Percentage Point Decrease
Effect on total of service and interest cost components	$(137)
Effect on postretirement benefit obligation	$(1,028)

Note 11. Commitments and Contingencies:

NCNG is subject to federal, state and local regulations addressing air and water quality, hazardous and solid waste management and other environmental matters.

Various organic materials associated with the production of manufactured gas, generally referred to as coal tar, are regulated under federal and state laws. There are five former manufactured gas plant (MGP) sites to which the Company, with other potentially responsible parties, is participating in investigating and, if necessary, remediating with several regulatory agencies, including, but not limited to, the U.S. Environmental Protection Agency (EPA), and the North Carolina Department of Environment and Natural Resources, Division of Waste Management.

As of December 31, 2002 and 2001, NCNG has accrued approximately $2.8 million and $2.7 million, respectively for remediation costs at these sites. These accruals have been recorded on an undiscounted basis. NCNG measures its liability for these sites based on available evidence including its experience in investigation and remediation of contaminated sites, which also involves assessing and developing cost-sharing arrangements with other potentially responsible parties. NCNG will accrue costs for the sites to the extent its liability is probable and the costs can be reasonably estimated. NCNG does not believe it can provide an estimate of the reasonably possible total remediation costs beyond the accrual because two of the five sites associated with NCNG have not begun investigation activities. Therefore, NCNG cannot currently determine the total costs that may be incurred in connection with the investigation and/or remediation of all sites. The Company cannot predict the outcome of these matters.

NCNG is periodically notified by regulators such as the EPA and various state agencies of their involvement or potential involvement in sites, other than MGP sites, that may require investigation and/or remediation. The Company cannot predict the outcome of these matters.

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements — (Continued)

NCNG has filed claims with the Company’s general liability insurance carriers to recover costs arising out of actual or potential environmental liabilities. The Company cannot predict the outcome of pending matters.

NCNG is engaged in various long-term agreements involving operating leases for office space. Rental expenses on these leases totaled $0.3 million during 2002, 2001 and 2000. Estimated annual payments for these lease agreements are approximately $0.3 million for 2003 through 2007.

The Company is involved in various litigation matters in the ordinary course of business. Where appropriate, accruals have been made in accordance with SFAS No. 5, “Accounting for Contingencies,” to provide for such matters. In the opinion of management, the final disposition of pending litigation would not have a material adverse effect on the Company’s results of operations or financial position.

Note 12. Subsequent Events

In March 2003, the Company filed a request with the NCUC, seeking a $46.9 million increase in natural gas service rates for its customers to be effective November 1, 2003. NCNG is seeking a return on its utility infrastructure investments and the recovery of increased operation costs. In September 2003, the Company reached an agreement in principle with the Public Staff of the NCUC and other interested parties to increase rates. The Company expects the NCUC to issue an Order in this proceeding in October 2003. The Company cannot predict the outcome of this matter.

On September 30, 2003, Progress Energy closed the sale of NCNG to Piedmont Natural Gas Company, Inc. for net proceeds of approximately $443 million.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholder

of North Carolina Natural Gas Corporation:

We have audited the accompanying consolidated balance sheets of North Carolina Natural Gas Corporation and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, changes in capitalization and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of North Carolina Natural Gas Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, in 2002 the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142.

As discussed in Note 2 to the financial statements, the accompanying financial statements have been restated.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina

April 7, 2003

(October 24, 2003 as to Notes 2 and 12)

Appendix B

North Carolina

Natural Gas

Corporation

Interim Financial Statements (Unaudited)

As of June 30, 2003 and December 31, 2002 (restated) and

for the Six Month Periods Ended June 30, 2003 and 2002

North Carolina Natural Gas Corporation

Consolidated Balance Sheets (Unaudited)

June 30, 2003 and December 2002

	June 30 2003	December 31 2002 Restated (1)
	(In thousands)
Assets
Utility Plant
Gas utility plant in service	$567,191	$554,738
Accumulated depreciation	(189,459)	(179,086)

Utility plant in service, net	377,732	375,652
Construction work in progress	10,208	18,127

Total Utility Plant, Net	387,940	393,779

Current assets
Cash and cash equivalents	263	762
Accounts receivable, net	18,149	34,856
Unbilled accounts receivable	2,672	14,515
Income taxes receivable	6,273	—
Accounts receivable from affiliated companies	2,915	3,644
Inventory	18,889	17,198
Recoverable purchased gas costs	15,781	—
Restricted cash — expansion fund	5,608	5,577
Other current assets	613	67

Total Current Assets	71,163	76,619

Deferred Debits and Other Assets
Goodwill	43,022	43,022
Unamortized debt expense	2,562	2,803
Diversified business property, net	923	928
Miscellaneous other property and investments	5,644	5,690
Recoverable environmental costs	4,348	4,447
Other assets and deferred debits	251	104

Total Deferred Debits and Other Assets	56,750	56,994

Total Assets	$515,853	$527,392

Capitalization and Liabilities
Capitalization
Common stock, par value $0.10; 100 shares authorized; 100 shares issued and outstanding	$—	$—
Capital in excess of par value	417,658	417,645
Accumulated other comprehensive loss	(5,883)	(5,883)
Retained deficit	(161,841)	(165,239)

Total Capitalization	249,934	246,523

Current Liabilities
Accounts payable	19,124	36,109
Accounts payable to affiliated companies	29,596	14,567
Notes payable to affiliated companies	150,000	150,000
Income taxes payable	—	1,806
Interest accrued	455	426
Deferred gas costs	—	14,300
Other current liabilities	17,360	15,956

Total Current Liabilities	216,535	233,164

Deferred Credits and Other Liabilities
Accumulated deferred income taxes	28,578	27,172
Accumulated deferred investment tax credits	1,619	1,685
Regulatory liability for income taxes, net	1,252	1,382
Other liabilities and deferred credits	17,935	17,466

Total Deferred Credits and Other Liabilities	49,384	47,705

Total Capitalization and Liabilities	$515,853	$527,392

See Notes to Consolidated Interim Financial Statements.

(1)	See Note 2 to the Consolidated Interim Financial Statements regarding the restatement of the financial statements.

North Carolina Natural Gas Corporation

Consolidated Statements of Income and Comprehensive Income (Unaudited)

Six Months Ended June 30, 2003 and 2002

	Six Months Ended June 30
	2003	2002
	(In thousands)
Operating Revenues
Natural gas revenues	$217,293	$151,002
Diversified business revenues	47	22

Total operating revenues	217,340	151,024
Operating Expenses
Cost of gas	170,890	104,550
Other operation and maintenance	23,532	22,090
Depreciation and amortization	10,423	9,518
General taxes	2,997	2,403

Total Operating Expenses	207,842	138,561

Operating Income	9,498	12,463

Other Income	1,138	1,447
Interest Charges	5,226	5,207

Income Before Income Taxes and Cumulative Effect of Accounting Change	5,410	8,703
Income Taxes	2,012	1,314

Income Before Cumulative Effect of Accounting Change	3,398	7,389
Cumulative Effect of Accounting Change	—	(52,294)

Net Income (Loss)	3,398	(44,905)

Comprehensive Income (Loss)	$3,398	$(44,905)

See Notes to Consolidated Interim Financial Statements.

North Carolina Natural Gas Corporation

Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended June 30, 2003 and 2002

	Six Months Ended June 30
	2003	2002
	(In thousands)
Operating Activities
Net income (loss)	$3,398	$(44,905)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of accounting change	—	52,294
Depreciation and amortization	10,423	9,518
Deferred income taxes	1,406	5,805
Investment tax credit	(66)	(96)
Deferred fuel credit	(30,081)	8,629
Net changes in other assets and liabilities:
Accounts receivable from affiliated companies	729	(1,168)
Accounts receivable, billed and unbilled	28,550	9,970
Inventory	(1,691)	4,510
Deferred gas — unbilled volumes	—	6,002
Other assets	(625)	1,529
Income taxes	(8,079)	(6,640)
Accounts payable to affiliated companies	3,793	(24,067)
Accounts payable	(16,985)	(5,135)
Current and accrued liabilities	1,433	990
Other	626	(5,339)

Net Cash Provided by (Used In) Operating Activities	(7,169)	11,897

Investing Activities
Property additions	(4,579)	(9,538)

Net Cash Used in Investing Activities	(4,579)	(9,538)

Financing Activities
Net changes in advances from affiliate	11,236	(2,957)
Issuance of common stock on deferred compensation plans for retired directors	13	14

Net Cash Provided by (Used In) Financing Activities	11,249	(2,943)

Net Decrease in Cash and Cash Equivalents	(499)	(584)

Cash and Cash Equivalents at Beginning of the Period	762	711

Cash and Cash Equivalents at End of the Period	$263	$127

Supplemental Disclosures of Cash Flow Information
Cash paid during the period:
Interest	$5,755	$5,003
Income Taxes	$8,997	$7,644

See Notes to Consolidated Interim Financial Statements.

North Carolina Natural Gas Corporation

Notes to Consolidated Interim Financial Statements

Note 1. Organization and Basis of Presentation

A.	Organization

North Carolina Natural Gas Corporation (NCNG or the Company) is a public service company primarily engaged in transporting and distributing natural gas in portions of North Carolina. NCNG is a wholly owned subsidiary of Progress Energy, Inc. (Progress Energy or PGN), which was formed as a result of the reorganization of Carolina Power & Light (CP&L) into a holding company structure on June 19, 2000. All shares of common stock of CP&L were exchanged for an equal number of shares of PGN. On July 1, 2000, CP&L distributed its ownership interest in the stock of NCNG to PGN. PGN is a registered holding company under the Public Utility Holding Company Act (PUCHA) of 1935. Both PGN and its subsidiaries are subject to the regulatory provisions of the PUCHA.

B.	Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the activities of the Company and its majority-owned subsidiaries, NCNG Pineneedle Investment Corporation, NCNG Cardinal Pipeline Investment Corporation, and Cape Fear Energy Corporation. Significant intercompany balances and transactions have been eliminated in consolidation except as permitted by Statement of Financial Accounting Standards (SFAS) No. 71, “Accounting for the Effects of Certain Types of Regulation,” which provides that profits on intercompany sales to regulated affiliates are not eliminated if the sales price is reasonable and the future recovery of the sales price through the rate making process is probable. The accounting records are maintained in accordance with uniform systems of accounts prescribed by the North Carolina Utilities Commission (NCUC).

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. Because the accompanying consolidated interim financial statements do not include all of the information and footnotes required by GAAP, they should be read in conjunction with the audited financial statements for the period ended December 31, 2002 and notes thereto.

The amounts included in the consolidated interim financial statements are unaudited but, in the opinion of management, reflect all normal recurring adjustments necessary to fairly present the Company’s financial position and results of operations for the interim periods. Due to seasonal weather, the results of operations for interim periods are not necessarily indicative of amounts expected for the entire year or future periods.

In preparing financial statements that conform with GAAP, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates. Certain amounts for 2002 have been reclassified to conform to the 2003 presentation.

In accordance with an Securities and Exchange Commission (SEC) order under PUHCA, effective in the second quarter of 2002, tax benefits not related to acquisition interest expense that were previously held allocated at PGN must be allocated to PGN’s profitable subsidiaries. For the six months ended June 2002, the reallocation decreased income tax expense by approximately $1.5 million. For the six months ended June 2003, there was no impact on income tax expense.

North Carolina Natural Gas Corporation

Notes to Consolidated Interim Financial Statements — (Continued)

Note 2. Restatement of Financial Statements

Subsequent to the issuance of the Company’s 2002 consolidated financial statements, the Company determined it had not properly accounted for the difference between its estimated lost and unaccounted for gas volumes to the actual volumes in 2002 and prior periods. At December 31, 2002, Unbilled accounts receivable and Retained earnings were overstated and the Deferred gas costs liability was understated.

The Company has restated the 2002 balance sheet from amounts previously reported to properly account for the actual lost and unaccounted for gas volumes.

A summary of the significant effects of the restatement is as follows:

	As previously reported	As restated
December 31, 2002
Unbilled accounts receivable	$16,565	$14,515
Retained deficit	$(163,733)	$(165,239)
Income taxes payable	$2,790	$1,806
Deferred gas costs	$13,860	$14,300

Note 3. Impact of New Accounting Standards

The Financial Accounting Standards Board (FASB) issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” in July 2001. This statement provides accounting and disclosure requirements for retirement obligations associated with long-lived assets and is effective January 1, 2003. This statement requires that the present value of retirement costs for which NCNG has a legal obligation be recorded as liabilities with an equivalent amount added to the asset cost and depreciated over an appropriate period. The liability is then accreted over time by applying an interest method of allocation to the liability. Cumulative accretion and accumulated depreciation will be recognized for the time period from the date the liability would have been recognized had the provisions of this statement been in effect, to the date of adoption of this Statement. The cumulative effect of implementing this Statement is to be recognized as a change in accounting principle. The adoption of this statement had no impact on NCNG’s net income.

The depreciation rates are comprised of two components, one based on average service life and one based on cost of removal. The regulatory commission approves these depreciation rates. NCNG accrues estimated costs of removal of long-lived assets through depreciation expense, with a corresponding credit to accumulated depreciation. Because these estimated removal costs meet the requirements of Statement 71, these accumulated costs are not classified as liabilities rather these removal costs are included as a component of depreciation in accordance with this regulatory treatment. As of June 30, 2003, the portion of such costs not representing asset retirement obligations under SFAS No. 143 were $39.2 million. This amount is included in accumulated depreciation on the accompanying Consolidated Balance Sheets.

The FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation” in December 2002. The Company measures compensation expense for stock options as the difference between the market price of its common stock and the exercise price of the option at the grant date. Accordingly, no compensation expense has been recognized for stock option grants.

North Carolina Natural Gas Corporation

Notes to Consolidated Interim Financial Statements — (Continued)

For purposes of the pro forma disclosures required by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123,” the estimated fair value of the Company’s stock options is amortized to expense over the options’ vesting period. The Company’s pro forma information related to the impact on earnings assuming stock options were expensed for the six months ended June 30 2003 and 2002 is as follows:

	2003	2002
	(in thousands)
Net income, as reported	$3,398	$(44,905)
Deduct: Total stock option expense determined under fair value method for all awards, net of related tax effects	21	15

Proforma net income	$3,377	$(44,920)

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” The statement amends and clarifies SFAS No. 133 on accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The new guidance incorporates decisions made as part of the Derivatives Implementation Group (DIG) process, as well as decisions regarding implementation issues raised in relation to the application of the definition of a derivative. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The Company is currently evaluating what effects, if any, this statement will have on its results of operations and financial position.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51” (FIN No. 46). This interpretation provides guidance related to identifying variable interest entities (previously known as special purpose entities or SPEs) and determining whether such entities should be consolidated. Certain disclosures are required if it is reasonably possible that a company will consolidate or disclose information about a variable interest entity when it initially applies FIN No. 46. This interpretation must be applied immediately to variable interest entities created or obtained after January 31, 2003. During the first six months of 2003, NCNG did not participate in the creation of, or obtain a new variable interest in, any variable interest entity. For those variable interest entities created or obtained on or before January 31, 2003, NCNG must apply the provisions of FIN No. 46 in the fourth quarter of 2003. NCNG is currently evaluating what effects, if any, this interpretation will have on its results of operations and financial position. NCNG is in the final stages of completing the adoption of FIN No. 46, but does not expect the results to have a material impact on its consolidated financial position, results of operation or liquidity.

In May 2003, the Emerging Issues Task Force (EITF) reached a consensus in EITF Issue No. 03-04 to specifically address the accounting for certain cash balance pension plans. The consensus reached in EITF Issue No. 03-04 requires certain cash balance pension plans to be accounted for as defined benefit plans. For cash balance plans described in the consensus, the consensus also requires the benefit obligation and annual cost of benefits earned as opposed to the projected unit credit method. NCNG has historically accounted for its cash balance plans as defined benefit plans; however, NCNG is required to adopt the measurement provisions of EITF 03-04 at its cash balance plans’ next measurement date of December 31, 2003. Any differences in the measurement of the obligations as a result of applying the consensus will be reported as a component

North Carolina Natural Gas Corporation

Notes to Consolidated Interim Financial Statements — (Continued)

of actuarial gain or loss. NCNG is currently evaluating what effects EITF 03-04 will have on its results of operations and financial position.

Note 4. Commitments and Contingencies

NCNG is subject to federal, state and local regulations addressing air and water quality, hazardous and solid waste management and other environmental matters.

Various organic materials associated with the production of manufactured gas, generally referred to as coal tar, are regulated under federal and state laws. There are five former manufactured gas plant (MGP) sites to which the Company, with other potentially responsible parties, is participating in investigating and, if necessary, remediating with several regulatory agencies, including, but not limited to, the U.S. Environmental Protection Agency (EPA), and the North Carolina Department of Environment and Natural Resources, Division of Waste Management.

As of June 30, 2003, NCNG has accrued approximately $2.3 million for remediation costs at these sites. These accruals have been recorded on an undiscounted basis. NCNG measures its liability for these sites based on available evidence including its experience in investigation and remediation of contaminated sites, which also involves assessing and developing cost-sharing arrangements with other potentially responsible parties. NCNG will accrue costs for the sites to the extent its liability is probable and the costs can be reasonably estimated. NCNG does not believe it can provide an estimate of the reasonably possible total remediation costs beyond the accrual because two of the five sites associated with NCNG have not begun investigation activities. Therefore, NCNG cannot currently determine the total costs that may be incurred in connection with the investigation and/or remediation of all sites. The Company cannot predict the outcome of these matters.

NCNG is periodically notified by regulators such as the EPA and various state agencies of their involvement or potential involvement in sites, other than MGP sites, that may require investigation and/or remediation. The Company cannot predict the outcome of these matters.

NCNG has filed claims with the Company’s general liability insurance carriers to recover costs arising out of actual or potential environmental liabilities. The Company cannot predict the outcome of pending matters.

NCNG is engaged in various long-term agreements involving operating leases for office space. Rental expenses on these leases totaled $150 thousand during the six-month periods ending June 30, 2003 and 2002. Estimated annual payments for these lease agreements are approximately $0.3 million for 2003 through 2007.

The Company is involved in various litigation matters in the ordinary course of business. Where appropriate, accruals have been made in accordance with SFAS No. 5, “Accounting for Contingencies,” to provide for such matters. In the opinion of management, the final disposition of pending litigation would not have a material adverse effect on the Company’s results of operations or financial position.

Note 5. Regulatory Matters

In March 2003, the Company filed a request with the NCUC, seeking a $46.9 million increase in natural gas service rates for its customers to be effective November 1, 2003. NCNG is seeking a return on its utility infrastructure investments and the recovery of increased operating costs. In

North Carolina Natural Gas Corporation

Notes to Consolidated Interim Financial Statements — (Continued)

September 2003, the Company reached an agreement in principle with the Public Staff of the NCUC and other interested parties to increase rates. The Company expects the NCUC to issue an Order in this proceeding in October 2003. The Company cannot predict the outcome of this matter.

Note 6. Subsequent Event

On September 30, 2003, PGN closed the sale of NCNG to Piedmont Natural Gas Company, Inc. for net proceeds of approximately $443 million.

DIVIDEND REINVESTMENT

AND

STOCK PURCHASE PLAN

COMMON STOCK

NO PAR VALUE PER SHARE

PROSPECTUS

PIEDMONT NATURAL GAS COMPANY, INC.

January 9, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the estimated expenses of the Company in connection with the issuance and distribution of the securities being registered.

Securities Act Registration Fee	$6,897.53
Printing Costs	5,000
Legal Fees and Expenses	2,500
Accounting Fees and Expenses	15,000

Total	$29,397.53

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Sections 55-8-51 through 55-8-57 of the North Carolina Business Corporation Act (the “NCBCA”) and our Articles of Incorporation and By-Laws provide for indemnification of our directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended. We have insurance covering expenditures we might incur in connection with the lawful indemnification of our directors and officers for their liabilities and expenses. Our directors and officers also have insurance which insures them against certain liabilities and expenses.

As authorized by the NCBCA, and to the fullest extent permitted by it, our Articles of Incorporation provide that a director will not be liable to Piedmont or to any Piedmont shareholder for monetary damages arising from the director’s breach of his or her duties as a director. The NCBCA permits these provisions, except for (i) acts or omissions that the director at the time of the breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) unlawful distributions and (iii) any transaction from which the director derived an improper personal benefit.

The NCBCA provides directors and officers with a right to indemnification relating to official conduct when the director or officer has been wholly successful in defense of a claim. In addition, a director or officer without the right to indemnification may apply to a court for an order requiring the corporation to indemnify the director or officer in a particular case.

The NCBCA also authorizes a corporation to indemnify directors and officers beyond the indemnification rights granted by law. Our By-Laws provide that any person who is or was a director or officer of Piedmont and any person who at the request of Piedmont serves or has served as a director or officer (or in any position of similar authority) of any other corporation or other enterprise, including as an individual trustee under any employee benefit plan, will be reimbursed and indemnified against liability and expenses incurred by that person in connection with any action, suit or proceeding arising out of that person’s status as a director or officer if that person’s acts or omissions were not known or believed by him or her to be clearly in conflict with our best interests.

ITEM 16. LIST OF EXHIBITS.

EXHIBIT NUMBER

4.1	—	Indenture dated as of April 1, 1993, between Piedmont Natural Gas Company, Inc., and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 of the Company’s Form S-3 Registration Statement No. 33-59369 filed on August 9, 1995).

4.2	—	First Supplemental Indenture dated as of February 25, 1994, between PNG Acquisition Company, Piedmont Natural Gas Company, Inc., and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.2 of the Company’s Form S-3 Registration Statement No. 33-59369 filed on August 9, 1995).

4.3	—	Second Supplemental Indenture dated as of June 15, 2003, between Piedmont Natural Gas Company, Inc. and Citibank, N.A., as Trustee (Incorporated by reference to Exhibit 4.3 of the Company’s Form S-3 Registration Statement No., 333-106268 filed on June 19, 2003).

4.6	—	Copy of Articles of Incorporation, as amended, of the Company, filed with the North Carolina Secretary of State on March 7, 1997.

4.7	—	Copy of Certificate of Merger (New York) and Articles of Merger (North Carolina), each dated March 1, 1994, evidencing merger of Piedmont Natural Gas Company, Inc., with and into PNG Acquisition Company, with PNG Acquisition Company being renamed “Piedmont Natural Gas Company, Inc.” (incorporated by reference to Exhibits 3.2 and 3.1 of the Company’s Form 8-B filed on March 2, 1994).

4.8	—	Copy of By-Laws of the Company, as amended.

4.9	—	Copy of Rights Agreement dated as of February 27, 1998, between the Company and Wachovia Bank, N.A., as Rights Agent, including the Rights Certificate (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated February 27, 1998).

4.10	—	Agreement of Substitution and Amendment of Common Shares Rights Agreement dated as of December 18, 2003, between the Company and American Stock Transfer and Trust Company, Inc., as Rights Agent, including the Rights Certificate.

5.1	—	Opinion of Martin C. Ruegsegger, Esquire, regarding legality of securities being registered.

23.1	—	Consent of Martin C. Ruegsegger, Esquire (included in Exhibit 5.1).

23.2	—	Independent Auditors’ Consent.

23.3	—	Independent Auditors’ Consent.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, That paragraphs (a)1(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

B. Undertaking Related to Filings Incorporating Subsequent Exchange Act Documents by Reference:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on the 9th day of January, 2004.

By:	/s/ Thomas E. Skains
Thomas E. Skains
Chairman, President and Chief Executive Officer (Principal Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned director and/or executive officer of PIEDMONT NATURAL GAS COMPANY, INC., a corporation organized under the laws of the State of North Carolina, does hereby make, constitute and appoint David J. Dzuricky, their true and lawful attorney-in-fact, with full power of substitution, to (i) execute, deliver and file, on their behalf and in their name and in their capacity as set forth below, a Registration Statement on Form S-3 with the Securities and Exchange Commission under the Securities Act of 1933, as amended, together with any and all exhibits thereto and any and all other documents in support thereof or supplemental thereto, with respect to the registration of a modification to the Dividend Reinvestment and Stock Purchase Plan of the Company, and (ii) execute any and all applications, registration statements, notices and other documents necessary or advisable to comply with applicable state securities and blue sky laws and regulations, and to file the same together with all other exhibits and documents in connection therewith, with the appropriate state securities and blue sky authorities; and does hereby grant to said attorney-in-fact power and authority to do and perform each and every act and thing whatsoever as said attorney-in-fact may deem necessary or advisable to carry out fully the intent of this instrument, to the same extent and with the same effect as the undersigned might or could do personally, or in their capacity as set forth below; and the undersigned does hereby ratify and confirm all acts and things which said attorney-in-fact may do or cause to be done by virtue of this instrument.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Thomas E. Skains Thomas E. Skains	Director, Chairman, President and Chief Executive Officer (Principal Executive Officer)	January 9, 2004

/s/ David J. Dzuricky David J. Dzuricky	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	January 9, 2004

/s/ Barry L. Guy Barry L. Guy	Vice President and Controller (Principal Accounting Officer)	January 9, 2004

*	Director
Jerry W. Amos

*	Director
C. M. Butler III

*	Director
D. Hayes Clement

*	Director
Malcolm E. Everett III

*	Director
John W. Harris

*	Director
Aubrey B. Harwell, Jr.

*	Director
Muriel W. Helms

Frank B. Holding, Jr.	Director

David E. Shi	Director

*By:
/s/ DAVID J. DZURICKY	January 9, 2004
David J. Dzuricky
(Attorney-in-Fact)

EXHIBIT INDEX

4.1	—	Indenture dated as of April 1, 1993, between Piedmont Natural Gas Company, Inc., and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 of the Company’s Form S-3 Registration Statement No. 33-59369 filed on August 9, 1995).

4.2	—	First Supplemental Indenture dated as of February 25, 1994, between PNG Acquisition Company, Piedmont Natural Gas Company, Inc., and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.2 of the Company’s Form S-3 Registration Statement No. 33-59369 filed on August 9, 1995).

4.3	—	Second Supplemental Indenture dated as of June 15, 2003, between Piedmont Natural Gas Company, Inc. and Citibank, N.A., as Trustee (Incorporated by reference to Exhibit 4.3 of the Company’s Form S-3 Registration Statement No., 333-106268 filed on June 19, 2003).

4.6	—	Copy of Articles of Incorporation, as amended, of the Company, filed with the North Carolina Secretary of State on March 7, 1997.

4.7	—	Copy of Certificate of Merger (New York) and Articles of Merger (North Carolina), each dated March 1, 1994, evidencing merger of Piedmont Natural Gas Company, Inc., with and into PNG Acquisition Company, with PNG Acquisition Company being renamed “Piedmont Natural Gas Company, Inc.” (incorporated by reference to Exhibits 3.2 and 3.1 of the Company’s Form 8-B filed on March 2, 1994).

4.8	—	By-Laws of the Company, as amended

4.9	—	Copy of Rights Agreement dated as of February 27, 1998, between the Company and Wachovia Bank, N.A., as Rights Agent, including the Rights Certificate (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated March 2, 1994).

4.10	—	Agreement of Substitution and Amendment of Common Shares Rights Agreement dated as of December 18, 2003, between the Company and American Stock Transfer and Trust Company, Inc., as Rights Agent, including the Rights Certificate.

5.1	—	Opinion of Martin C. Ruegsegger, Esquire, regarding legality of securities being registered.

23.1	—	Consent of Martin C. Ruegsegger, Esquire (included in Exhibit 5.1).

23.2	—	Independent Auditors’ Consent.

23.3	—	Independent Auditors’ Consent.